Exhibit 99.2

NOAH



2023
Sustainability Report

Noah Holdings

諾亞控股私人財富資產管理有限公司
**Noah Holdings Private Wealth and
Asset Management Limited**

(Incorporated in the Cayman Islands with limited liability
under the name Noah Holdings Limited and
carrying on business in Hong Kong as Noah Holdings Private
Wealth and Asset Management Limited)

股份代號：6686

Report Parameters

Introduction

This Report is the tenth Sustainability Report of Noah Holdings Private Wealth and Asset Management Limited (hereinafter referred to as "Noah", "Noah Wealth", "Noah Holding", "we/us", "The Company" or "The Group". Our purpose in releasing this annual sustainability report is to inform stakeholders of our efforts that have been made in pursuing sustainable economic, environmental, and social values. We also encourage more companies to engage in public dialogues, helping create a more harmonious environment together with us.

Reporting Scope

This Report covers the year 2023 (from January 1 to December 31) and discloses Noah's management philosophy on corporate governance, society, and the environment, as well as our performance and achievements related to those substantive topics. This Report covers the information and data related to Noah's headquarter and offices in Hong Kong. Nonetheless, we will gradually expand the reporting scope to fully cover our subsidiaries and affiliated entities. To fully demonstrate Noah's achievements in corporate social responsibility brought by our projects and the trend of development, we have laid out our specific actions and progress in detail, dating back to 2022 and up till 2024.

Reporting Standard

The report has been complied in accordance with the Appendix C2 "Environmental, Social, and Governance Reporting Guide" ("ESG Guide") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("SEHK") ("Listing Rules"). It draws reference from the Global Reporting Initiative (GRI) Standards issued by the Global Sustainability Standards Board (GSSB), the International Financial Reporting Standards (IFRS) S2 - Climate-related disclosures issued by the International Sustainability Standards Board (ISSB)[1], and the United Nations Sustainable Development Goals (UNSDGs).

Reporting Principles

Given the reporting principles that underpin the preparation of the ESG report as required by the ESG Guide of SEHK, this ESG Report abides by the overarching reporting principles of Materiality, Quantitative, Balance, and Consistency, along with the disclosure responsibilities outlined in the "mandatory disclosure" and "comply or explain" provisions.

---

1. The supervisory responsibilities of the Task Force on Climate-related Financial Disclosures (TCFD) have been transferred to the International Sustainability Standards Board (ISSB).

- **Materiality:** Through a rigorous materiality assessment, the impact of ESG-related issues on various stakeholders is evaluated, with priority given to addressing and disclosing issues of significant materiality.
- **Quantitative:** Quantitative methodology is adopted in the report to measure pertinent key performance indicators and transparently discloses the measurement methods, bases, and gauges employed.
- **Balance:** The report is a faithful reflection of objective realities, disclosing both positive and negative indicators, and impartially presenting the Company's ESG performance.
- **Consistency:** Unless specifically noted, the statistical disclosure methods of this report maintain consistency with that of reports from previous years, so as to ensure the comparability of ESG data over time. Any alterations in statistical methodologies will be duly annotated for clarity.

Information Disclosure

All information disclosed in this report originates from the Company's internal documents, aggregated statistical data, and summaries of subsidiary companies' responsibilities. The report is meticulously compiled by Noah Holding's ESG Committee, reviewed by management, and deliberated and approved by the Board of Directors. Unless otherwise stated, all monetary figures in this report are denoted in Chinese yuan (RMB). As the Company vigorously implemented its globalization strategy in 2023, it has yet to obtained the accurate data for certain information to be included in the report, in particular those relating to geographical breakdown of suppliers. To avoid misleading the public, the Company will not disclose such preliminary data for the time being. The relevant disclosure will be optimized in FY2024 to better satisfy the relevant disclosure guidelines and requirements.

Terminology Clarification

For clarity, terms such as "Noah", "Noah Wealth", "Noah Holding", "we/us", "The Company" or "The Group"throughout this report refer to Noah Holdings Private Wealth and Asset Management Limited.

Report Accessibility

Our Sustainability Reports are released annually in both Chinese and English versions and are accessible in electronic format on the Noah website for online browsing or download.
(Website: https://www.noahgroup.com/)

Feedback

We sincerely value your feedback and advice, which play a pivotal role in our ongoing efforts to enhance our sustainable development performance and elevate our environmental, social, and governance capabilities. Should you have any inquiries regarding this report or require a printed copy, please do not hesitate to contact us via email at noahgroup@noahgroup.com or by phone at 400-820-0025.

Content

01

Business Ethics and Integrity

02

ESG Efforts to Sustainability Management

03

Intelligent Empowerment to Robust Operations










Letter from the Chairwoman



" Adhering to the Arduous but Correct Path of Long-termism "

In 2023, China's wealth management industry underwent profound transformations, entering a critical phase of transition and "survival of the fittest." Faced with the dual pressures of industry clearing and market competition, Noah Holdings has remained composed, upheld prudent judgment, and chose the arduous yet correct path of long-termism. Through a commitment to deepening high-quality development, we endeavor to create enduring, sustainable value for stakeholders such as clients and shareholders.

In terms of investment mechanisms, strategies, and execution, we wholeheartedly embrace the ethos of long-termism.

As one of the pioneers in adopting ESG principles in China, Noah Holdings, alongside its subsidiary Gopher Asset, stands as signatories to the United Nations Principles for Responsible Investment (UN PRI), demonstrating our dedication to sustainable development and responsible investment practices. We have established a Responsible Investment Due Diligence Team to formulate and implement responsible investment strategies based on stringent standards. Furthermore, we have released an ESG Investment Due Diligence Action Report to ensure the effective implementation of responsible investment principles. Throughout our service process, we remain unwavering in our client-centric philosophy. We employ sound management practices, effective governance, forward-thinking strategies, and technological tools to assist clients in establishing effective investment strategies and promoting the widespread adoption of ESG investment principles. Consequently, we have consistently demonstrated outstanding performance for a long time across key business metrics such as investment, asset management scale, and client growth. Our exceptional performance has garnered recognition from the industry and capital markets, earning Noah accolades such as the "Best Independent Wealth Manager-China" "Best Wealth Manager-UHNW (Ultra high-net-worth)" "Best Wealth Manager-ESG" and "Best Wealth Manager-Investment Service and Research" awarded by the Asian Private Banker in 2023.

In terms of corporate governance and business conduct, we are committed to being responsible long-termists.

We continually strive for excellence, enhancing the capabilities of our management team in areas such as business ethics, leadership, and expertise. We steadily enhance corporate governance efficiency through the coordinated operation of 8 committees, including the Noah ESG Committee, Human Resource Committee, Strategy Committee, and Technology and Transformation Committee, etc. Concurrently, Noah Holdings unwaveringly adheres to compliance standards. Since our inception, we have never established capital pools, engaged in leveraged margin financing, conducted maturity mismatching, implemented redemption suspensions, or undertaken any form of cross-border operations involving client funds. This adherence to financial industry regulations and market norms has enabled Noah to thrive within the industry.

Regarding our efforts to empower stakeholders to lead fulfilling lives, we prioritize creating long-term value.

As a Chinese saying goes, all beings flourish when they live in harmony and receive nourishment from nature. Noah fosters a culture and working environment characterized by equality, respect, inclusivity, and diversity for our employees. In 2023, Noah was honored with the Forbes China "2023 China's Top Innovative Employer" for the first time. Particularly, in the cultivation of female leadership, Noah adopts a brand tone of "professional, authentic, and warm," creating a vibrant ecosystem for female employees. Among Noah Holdings' existing workforce of over 2,000 employees, approximately 62% are female, with female executives and directors accounting for around 44% respectively. They contribute diligently to their respective roles, continually striving and blossoming within Noah. Furthermore, Noah remains committed to initiatives in mental health charities, autism care, rural revitalization, emergency relief, and ecological restoration through projects like the "100 Million SuoSuo", and "Biodiversity Conservation Campaign for Green Peafowl". We maintain a presence in remote and impoverished mountainous areas, guiding industry ESG practices through ongoing exploration. In 2023, we actively participated in the "National Bird Strike Prevention Action Network Construction Project" alongside multiple institutions such as Duke Kunshan University, Shan Shui Conservation Center, Friends of Nature, and Guarding Wilderness, further realize the vision of the Convention on Biological Diversity by 2050.

As a Chinese saying goes, "Follow the natural order, assisting all things to thrive." We remain firm in our belief in the power of love that people, land, and objects coexist harmoniously. Looking ahead to 2024, Noah will continue to uphold long-termism, actively promoting Chinese enterprises to participate in global competition, and supporting the high-quality development of the real economy and Chinese enterprises. Additionally, the Company will leverage its strengths, based in Hong Kong SAR, to implement its globalization strategy, providing swifter responses and exemplary services to help clients deepen their global investments. Throughout our efforts to empower regional development, we will maintain our commitment to sustainable development, fostering harmony between people and nature, and nurturing symbiotic relationships among diverse stakeholders. In doing so, we contribute to global conventions such as the Paris Agreement with our corporate strength.

About Noah

Company Overview

Noah was founded in 2005, attracted investment from Sequoia Capital in 2007 and was listed on the New York Stock Exchange (NYSE: NOAH) in 2010, turning itself into China's first independent wealth management institution listed in the United States, and being the first to carve out the business model driven by "dual wheels" -- wealth management and asset management.

In July 2022, Noah (HKEX: 6686) successfully achieved a secondary listing on the Hong Kong Stock Exchange, marking a significant milestone as China's first independent wealth management institution listed on both the Hong Kong Stock Exchange in Hong Kong and the New York Stock Exchange in the United States. In December 2022, Noah converted its secondary listing status in Hong Kong to primary, becoming a dual-primary listed company on both the Stock Exchange of Hong Kong and the New York Stock Exchange. Currently, Noah Holdings' business scope encompasses wealth management, asset management, and other related services.

Since its debut on the New York Stock Exchange, Noah Holdings has accumulatively allocated a total of approximately RMB 1 trillion in assets under management. As of December 31, 2023, the Company has established branches in 44 cities across China and expanded its presence internationally including the Hong Kong SAR, the United States (Silicon Valley and New York), Singapore, and so forth.



2003

Wealth Management Department of Xiangcai Securities

2005

Management buyout

2007

Investment from Sequoia Capital



Establishment of financial product distribution channel

2010

- First Chinese wealth management institution listed on the New York Stock Exchange
- Gopher Asset Management Co., Ltd. officailly established





Launched an IPO on New York Stock Exchange; Launched the operation of its asset management business

2012

- Noah Upright Fund Distribution obtained the “No. 001” fund distribution license from the China Securities Regulatory Commission
- Noah Holdings (Hong Kong) obtained licenses of all types and turned a profit

2014

- Gopher Asset obtained the qualification as a private fund manager from the Asset Management Association of China

Expanded its market beyond the border of the Chinese mainland
Built a comprehensive financial platform

2017

- Noah US: New York Silicon Valley

2018

- Included in the MSCI China Index



2019	**2020**	**2021**	**2022**	**2023**
• Noah Singapore	• Noah and Gopher became the signatories to the UN Supported Principles for Responsible Investment (UNPRI)	• Completed the transition to standardized products	• Completed the second listing on the Hong Kong Stock Exchange; • Completed the dual listing in the US and Hong Kong	• New Headquarters in Shanghai: Noah's Wealth Center (NWC)

Established international financial management business to serve global Chinese clients

● Noah - A leading independent wealth management institution serving high-net-worth Chinese clients

3.29 billion
RMB
- FY23 net revenue
- A leading independent wealth management institution serving high-net-worth Chinese clients



- The first independent wealth management institution in China to be listed in the United States and Hong Kong

1.0 trillion
RMB
- Cumulative financial products since listing

154.61 billion
AUM
- Managed by Gopher Asset, a 100% owned subsidiary
- Of which, $5.08 billion in overseas AUM
  +7.6% YoY

Market Pioneer

The first company

- Pioneered a dual-driven business model of wealth management and asset management
- Obtained China Fund Sales License No. 001
- One of the first asset management companies in China to establish PE FOF

Solid and loyal customer base

- Number of Black Diamond clients in FY23 *: 9,658
- Total number of active customers in FY23**: 22,453

Global Presence

- 44 cities in Chinese mainland & Hong Kong, New York, Silicon Valley, Los Angeles, Singapore, Taiwan

Professional Service Team

- Number of financial advisors: 1,252
- Of which, overseas financial advisors: 89
  +15.6% QoQ

*Black Card clients and Diamond Card clients require a minimum asset under administration (AUA) of at least RMB 50 million and RMB 10 million respectively, including the total asset under administration managed by Gopher and third-party product providers.

**Active clients for a certain period refer to high-net-worth investors who purchased investment products distributed or provided by Noah, including clients who only conducted transactions on our online public fund platform during that period.

Global Presence

Originating from China, Serving the World

Noah Holdings stands as mainland China's pioneer, being the first independent wealth management institution listed on the New York Stock Exchange (NYSE: NOAH). On July 13, 2022, Noah Holdings (HKEX: 6686) achieved another milestone by listing on the Hong Kong Stock Exchange, becoming the inaugural Chinese independent wealth management institution to secure dual listings in both Hong Kong and the United States. On December 23, 2022, Noah voluntarily converted its secondary listing status in Hong Kong to primary, becoming a dual-primary listed company on both the Stock Exchange of Hong Kong and the New York Stock Exchange. Noah Holdings has deeply entrenched itself in wealth management, asset management, and comprehensive financial services, with a strategic presence in regions such as Hong Kong SAR, the United States, and Singapore. It provides comprehensive financial solutions catering to the needs of global high-net-worth individuals, families, and corporate clients in areas such as overseas asset allocation and wealth inheritance.

Mainland China

44

cities

Jersey Island
Dubai*
Wealth Management (#4)
Headquarter: Shanghai
Hong Kong
Singapore

*Dubai license application is in progress

○ License in Mainland, China

Securities and Futures Business License
Private Securities Investment Fund Manager
Private Equity or Venture Capital Fund Manager
Other Private Investment Fund Manager
Insurance Brokerage Business License

○ Licenses in Hong Kong：

Dealing in Securities (#1)
Advising in Securities (#4)
Asset Management (#9)
Insurance Brokerage
Trust or Company Service
Provider License
Money Lender's License

○ licenses in Singapore:

Capital Market Services (CMS)
Exempt Financial Advisor
Family Trust

○ license in Jersey Island:

Family Trust

○ licenses in United States：

Investment Advisor
Insurance Brokerage (California,
Massachusetts, New Jersey, and
Hawaii)

New York

Silicon Valley

Los Angeles

Milestones in ESG Journey

▤ Key ESG Performance in 2023

Governance

Corporate Governance

- **44.4%** Female Board Directors
- **44.4%** Independent Board Directors
- **100%** Compliance with Corporate Governance Requirements in Directors' self-evaluation

Business Ethics

- **100%** Code of Business Conduct and Ethics Training Coverage
- **100%** Participation in Business Ethics and Anti-corruption Training by Directors and Employees
- **100%** Anti-commercial Bribery Training Coverage

Intellectual Property Rights

- Noah holds **718** registered trademarks and has **4** patented inventions

Environment

Grennhouse Gas (GHG) Emissions

- Total Greenhouse Gas Emissions (Scope 1+Scope 2+Scope 3): **2,235.96** tons of carbon dioxide

Supply Chain

- Green Procurement Amount: **RMB 14.7 million**
- Proportion of Green Procurement Amount to Total Procurement Amount: **8%**
- **100%** Signing Rate of "ESG Supplier Letters" at Supplier Conferences



Social

Information and Data Security

- Important Information Systems (New Generation Trading System, Honor Insurance Economic Core System, Smile Fund System, User Basic Service System) obtained the highest level (Level 3) Certification for National Information Security
- ISO 27001 Certification for Information Security Management System
- ISO 29151 Certification for Personal Data Protection Management System
- Cumulative Duration of Information Security-related Training: 1,313 hours

Human Resource Development

- 62% Female Employees
- 44% Female Senior Leadership Roles
- Over 600 New Employees Trained

Charitable Contributions

- Shanghai Noah Foundation in 2023 cover various fields including rural revitalization, social care, emergency relief, education support, and biodiversity conservation, with a total annual expenditure of RMB 6.289 million

Responsible Investment

- The Smile Fund of Noah in ESG Zone has launched a total of 11 publicly offered fund products, with a cumulative fundraising amount exceeding RMB 157 million
- Gopher Asset, a subsidiary of Noah, has received responses from over 70 asset managers for the "China Asset Management Impact Investment Alliance"
- Gopher and Ruilian issued ESG Fundamental Quantitative Products



Milestones in ESG Journey

▤ Awards and Honors

Category	Awarding Institution	Honor & Award
General	Asian Private Banker-Awards for Distinction (AFD)	• 2022 Best Independent Wealth Manager -China
	Asian Private Banker - China Wealth Awards (CWA)	• 2022 Best Wealth Manager – UHNW (Ultra high-net-worth) • 2022 Best Wealth Manager – ESG • 2022 Best Wealth Manager – Investment Service and Research
	Asia Money	• 2023 Best Wealth Manager for high net worth clients - 7 consecutive years • 2023 Best Overseas Asset Management
	iFast Wealth Advisor Awards – Investment and Digital Innovation	• 2023 Best Wealth Management Platform
	Excellence Wealth Management Company (21st Century Business Herald)	• 2023 16th Golden-shell Competitiveness in Asset Management
	Shanghai Enterprise Confederation	• 2023 Shanghai Top 100 Enterprise (Shanghai Top 100 Enterprise in service industry, Shanghai Top 100 Private Enterprise, Shanghai Top 100 Emerging Industry Enterprise)
	Xkb.com.cn (News Express)	• 2023 Financial Institution Service Pioneer in the Greater Bay Area
	Wealth	• 2023 Best Wealth Management Performer Brand China
	Zhitong Finance	• 2023 The Best CFO
	21 Century Business Herald	• 2023 Excellence Wealth Management Company
	CGMA - Chartered Global Management Accountant	• CGMA Best Practice of RPA of 2023 • CGMA Finance Leader of 2023

Category	Awarding Institution	Honor & Award
General	National Business Daily	• Excellent Wealth Manager of 2023 - Golden Tripod Award (for 9 consecutive years)
	China Fund	• 2023 China Private Equity Fund Yinghua Award - Excellent Three-party Private Equity Sales Demonstration Institution (for 2 consecutive years)
	The Asian Banker	• 2023 Wealth & Society - Investor Education Initiative of the Year in China
	Jiemian News	• 2023 Wealth Management Primary Product of "Top 100 Good Brands"
	China Fund	• Sales Innovation Prize of Yinghua Award
	CVINFO	• 2022 China's Top 5 Most Competitive Wealth Managers
Sustainability	The 2nd International Green Zero-Carbon Festival (GZCF)	• 2023 Carbon Neutrality Digital Pioneers Award
	Social Responsibility Conference	• Social Responsibility Conference - Outstanding Caring Company 2023
	Forbes	• 2023 China's Top Innovative Employer
	Cailian Press	• 2023 ESG Pioneers
	Zhitong Finance	• Best ESG Innovation
	China Business Journal	• 2023 "CSR Competitiveness" - ESG Responsibility Model Enterprise
	Southern Weekly	• 2022 China CSR Ranking
Initiative	In 2020, both Noah Holdings and Gopher Asset jointly became signatories to the United Nations Principles for Responsible Investment (UN PRI)	

Milestones in ESG Journey

Noah's Milestones on Sustainable Development



Enhance Social Responsibility

— 2021 —

In 2021, CEO Ms. Jingbo Wang signed the
CEO Statement of Support for the Women's Empowerment Principles issued by UN Women

— 2022 —

New Public Welfare Project in 2022
Save the Smile of the Yangtze River: Save the Yangtze Finless Porpoise.

Completed the Carbon Emission Verification by SGS, the international certificate authority
Released the Declaration of Carbon Reduction

The first corporate donor to
No Bird Strike Action Network

Donated through the Noah Foundation to
Duke Kunshan University

— 2023 —

New Public Welfare Project in 2023: Assisting Rural Revitalization of the designated regions
163 Million Charity Action

In 2023, Noah's Ark - Green Peacock Protection program was named as a representative of the outstanding projects
Participated in the 10th World Conference on Ecological Restoration

Promote industry development

2014 — Since 2014: published for ten consecutive years
Noah Sustainability Report

2019 — Permanent member of the China ESG30 Forum

2020 — Noah Holdings' ESG Committee

Noah and Gopher became
the signatories of the UNPRI

2021 — Joined forces with 50 managers to launched
China Asset Manager ESG Investment Alliance

2022 — Noah and multiple institutions released
the first TCFD climate-related financial information disclosures
rating results for Chinese listed companies

Noah Gopher Ruilian established the ESG Committee and
researched and issued
Gopher Ruilian ESG Fundamental Quantitative Products

2023 — Gopher Asset published for the third consecutive year
ESG Investment Due Diligence Report

In partnership with PwC's Strategy, Noah released
annual white paper "Chinese HNWI Wealth Management Sentiment
Index (2022)"

01

Business Ethics and Integrity

Noah Holdings stays committed to upholding business ethics and integrity in its operations, and continuously striving for excellence to achieve long-term stability and growth. The Company has long established three lines of defense, actively mitigating risks to ensure the steady operation of the business and effectively safeguarding the interests of stakeholders.

+ SDGs focus in this Chapter:

  

+ This chapter relates to the following major sustainable development issues:

Corporate Governance
Risk Management
Compliance Operations
Business Ethics
Promoting Industry Development
Responsible Tax Principles
Stakeholder Communication



Sound Corporate Governance

Noah Holdings highly values and prioritizes shareholder rights and our long-term development. Through establishing a professional, diverse, and effective board and committees, we continuously enhance corporate governance capabilities, establish comprehensive management systems, and deeply integrate sustainability into corporate governance practices. In terms of corporate governance information, Noah Holdings goes beyond meeting the disclosure requirements of annual reports in its listing location, employing additional means for stakeholder communication such as roadshows, closed-door meetings, shareholder annual general meetings, and investor forums to ensure transparency and effectiveness in corporate governance.

Enhancing Board Effectiveness

Noah Holdings strictly adheres to the *Company Law of the People's Republic of China*, the *Securities Law of the People's Republic of China*, the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*, and other relevant regulations where we went public to establish a standardized and effective corporate governance framework, ensuring normative and effective management decisions and operational supervision.

The Group's Board of Directors established the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, intending to create a professional, diverse, and balanced board structure. Members of the Board are required to possess professional backgrounds and expertise in the financial industry, and they are appointed by the Corporate Governance and Nominating Committee. Moreover, the *Corporate Governance and Nominating Committee Charter* stipulates that the committee should not impose limitations on the candidates' gender, age, nationality, or cultural background, but rather focus on their professional backgrounds, integrity, ethics, and values, as well as capabilities in accounting and financial analysis, crisis and risk management, leadership, and international prospects, thus thoroughly evaluating nominees' industry experience and work performance.

Key Performance[2]

Female Board Directors

4 persons

accounting for

44.4%

of the Board

Independent Board Directors

4 persons

accounting for

44.4%

of the Board

100%

compliance with corporate governance requirements in directors' self-evaluation

2. The above board information is current as of December 31, 2023.

In December 2023, in order to better promote corporate governance and talent development and to safeguard greater transparency and effectiveness in corporate decision-making, Noah differentiated the roles of the Chief Executive Officer (CEO) and Chairperson through board resolution, with Mr. Zhe Yin replacing Ms. Jingbo Wang as the CEO of the Domestic Group, continuing to supervise the Company's strategic planning, board activities, and corporate governance. By the end of the reporting period, Noah's Board of Directors comprised 9 directors (including 4 female Board Directors, accounting for 44.4%), of which 4 were independent directors (accounting for 44.4%), who objectively assess the Company's decisions and management actions, provide independent advice and opinions, and safeguard the Group's long-term interests.

Decision-making and supervision issues of the Company's shareholder meetings, Board of Directors, and committees under the board are strictly conducted in compliance with operational norms and institutions. In 2023, facing stricter corporate governance demands, Noah held 5 board meetings, 4 quarterly board meetings, 1 special board meeting, 6 audit committee meetings, 3 compensation committee meetings, 5 corporate governance and nominating committee meetings, 1 annual general meeting of shareholders and 1 extraordinary general meeting of shareholders, engaging in thorough discussions and communications on major business operations with all shareholders, directors, and stakeholders.

Noah's Board of Directors conducts a self-assessment of its performance every year, evaluating participation in operations by directors, board composition and structure, board culture, management of material issues (including ESG issues), decision-making and tracking, etc. In 2023, self-evaluation by all directors demonstrates that the Group was 100% in compliance with corporate governance requirements, facilitating the identification and resolution of potential issues and enhancing the effectiveness of the Board of Directors.

❘ Board Composition [3]

Noah Holdings discloses information about its board members on its official website and in annual reports. In December 2023, we publicly announced the composition of committees under the Board on the HKSE after adjustments, which are as follows:

Name	Position	Biographies	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Ms. Jingbo Wang	Co-founder Chairperson	Ms. Jingbo Wang embraces extensive wealth and asset management experience, having previously served as the General Manager of the Private Banking Department at Xiangcai Securities Co., Ltd. ("Xiangcai Securities")	-	-	Chairperson

3. Due to adjustment of work arrangements, Mr. Tze-Kaing Yang no longer serves as the Chairman of the Audit Committee since August 2023, replaced by Dr. Zhiwu Chen; Mr. Neil Shen Nanpeng no longer serves as a non-executive director of the Board, with Ms. Cynthia Jinhong Meng and Mr. Kai Wang appointed as non-executive directors of the Board; Ms. Chia-Yue Chang has been reassigned from a director to a non-executive director.

Mr. Zhe Yin	Co-founder Director CEO	Mr. Zhe Yin possesses professional expertise in wealth and asset management, having served as the co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China and Deputy General Manager of the Private Banking Department at Xiangcai Securities.	-	-	-
Ms. Chia-Yue Chang	Non-Executive Director	Ms. Chia-Yue Chang holds rich experience in wealth and asset management along with a professional background in sustainable development. She currently serves as the Non-Executive Director, the Deputy Chairperson of Noah Upright, the director of the ethics compliance committee (including discipline supervision and compliance), the Noah ESG Committee, and the Client Interest Committee, respectively, of the Company and has previously held various positions at Noah Holdings, including Chief Marketing Officer, and General Manager.	-	-	-
Mr. Kai Wang	Non-Executive Director	Mr. Kai Wang holds profound experience in venture capital and private equity investment. He has been serving as a director of Shanghai Noah Yijie Financial Technology Co., Ltd. and has previously served as Assistant Manager at KPMG Advisory (China) Co., Ltd.	-	-	-
Mr. Boquan He	Non-Executive Director	Mr. Boquan He brings extensive experience in corporate management and strategic planning, serving as the founder and Chairman of Guangdong Nowaday Investment Co., Ltd., and once served as the CEO of Guangdong Robust Group.	-	Member	-

Dr. Zhiwu Chen	Independent Director	Dr. Zhiwu Chen possesses a professional background in corporate management, auditing, and financial research. He currently serves as a Chair Professor of Finance at the University of Hong Kong. Previously, he served as the former professor of Finance at Yale University, and has once been a member of the International Advisory Board of the China Securities Regulatory Commission and an independent director of many listed companies.	Chairperson	-	Member
Ms. Cynthia Jinhong Meng	Independent Director	Ms. Cynthia Jinhong Meng has rich experience in corporate and financial management, having held positions such as Partner at Brunswick Group Ltd., managing director and the head of Greater China technology, media, and telecom ("TMT”) equity research at Jefferies Hong Kong Limited.	Member	Member	-
Ms. May Yihong Wu	Independent Director	Ms. May Yihong Wu has a professional background in auditing, financial management, and strategic planning. She has once served as an independent director and Chair of the Audit Committee at Swire Properties Limited, as well as a Board advisor, Homeinns Hotel Group.	Member	Chairperson	Member
Mr. Jinbo Yao	Independent Director	Mr. Jinbo Yao possesses extensive experience in corporate governance, having served as the founder, the Chairman and the CEO of 58.com Inc. and as a co-founder of Xueda Education Group.	-	-	-

Board Capacity Building

Noah Holdings regularly organizes board training and exchanges to strengthen supervision, governance, and decision-making capabilities, maintaining the board's long-term excellence. The training focuses on enhancing board members' abilities in various aspects such as business ethics, leadership, and professional knowledge, enabling them to better understand the Company's operating environment, industry trends, and competitive landscape. This empowers them to fulfill their roles of oversight and balance of power, and to effectively address market trends and emerging risks.

Key Performance

In 2023, the Company conducted business ethics and anti-corruption training for directors and employees

with

1,658

participants

achieving

100%

coverage of our staff



Enhancing Governance Structure

Regarding our operational management, the Group has established 8 committees to fulfill various management responsibilities across different business segments. Each committee comprises chief officers responsible for various business segments, overseeing and steadily enhancing corporate governance efficiency by reviewing and supervising major work modules of the Group. The committees function independently and cooperate in harmony, working together to implement key initiatives. The Board regularly convenes committee meetings to supervise the progress of various work modules, strengthen communication with stakeholders, and ensure the timeliness and effectiveness of board decisions. During these meetings, the board receives committee work reports and participates in project management to formulate medium-to-long-term development plans.

▼ Description of the Committees

Noah ESG Committee

Strategic Thinking

Noah ESG Committee introduces sustainable development principles to the Company and puts forward opinions and recommendations regarding the Group's sustainability policies; invests in and cultivates the resources, markets, investment guidelines, and reputation necessary for the Company's long-term development; and reports to the Group's management team.

Operation Mechanism

- The Committee is chaired by Ms. Chia-Yue Chang, a member of the Board, responsible for overseeing the Company sustainable development affairs.
- Key responsibility: It informs the Board of Directors and management seniors of the latest progress, targets, plans, and execution in ESG risk management through regular communication and reporting, thus carrying out effective ESG management.
- Working mechanism: The Noah ESG Committee employs a dedicated ESG Working Group to strategize and implement Noah's sustainable development initiatives. In executing strategies and implementing business practices, the ESG Working Group collaborates with Investor Relations (IR), Public Relations (PR), and representatives from various functional units to formulate proposals regarding corporate governance, responsible investment, employee relations, environmental preservation, and community engagement. These initiatives are implemented across the entire business matrix, regions, and subsidiaries.

ESG Benefits

The Noah ESG Committee looks forward to delivering on ESG and sustainability goals, fulfilling responsibilities to shareholders, employees, society, and the environment, thereby creating sustainable value for the Company and society.

Human Resource Committee

Strategic Thinking

The highest decision-making body for HR management.

Operation Mechanism

- Discuss the direction of the Human Resources (HR) development and fomulates HR policies.
- Organise and convene annual meetings for HR work summary and planning, carry out a mid-year performance review and annual HR review.
- Discuss and make decisions regarding the recruitment and management of senior-level talents.
- Make decisions on developing overall HR management based on the HR plans, budgets, and reports submitted by relevant departments.
- Responsible for other general HR issues to be resolved.

ESG Benefits

Develop group-wide sustainable HR management policies; ensure that the Company carries out organizational reform in a systematic and institutional manner.

Strategy Committee

Strategic Thinking

A strategy planning, decision-making, and supervisory body in the Company.

Operation Mechanism

- Discuss the direction of corporate strategies; establish and break down short/medium and long-term strategic goals.
- Discuss the operation and management of other committees.
- Promote, support, and inspect the achievement of strategic goals, including those of key strategic flagship projects.

ESG Benefits

The Committee incorporate ESG concepts and management standards into the Group's development strategies, ensuring the long-term implementation of ESG strategies within the Group.

Operation Committee

Strategic Thinking

The highest decision-making body for financial affairs with the Group.

Operation Mechanism

- Manage budgets: Develop and approve annual budgets; provide rolling forecasts and flexible budget grants/cancellations/accountability; approve and revise major financial and accounting policies.
- Manage performance: Review the performance of the whole Group and major business segments.
- Routine supervision: Review the briefings of middle and back end departments on a regular basis, excluding departments that report to other committees.

ESG Benefits

The Committee serves as the central management system for the Company, and ensures the steady progress in operational performance.

Technology and Transformation Committee

Strategic Thinking

The Committee serves as the highest decision-making body on technological development and progress transformation.

Operation Mechanism

Mr. Zhe Yin, one of the Board members, serves as the committee chairman, and is responsible for overseeing the Company's information security, privacy, and other technology-related matters. The Committee will provide advice on Group technology strategy to the Strategy Committee, establish a technology governance mechanism to enhance technology resource efficiency and management transparency, draw on business process optimization and transformation to systematize business processes; leverage technologies to empower our businesses to the utmost degree and intentionally cultivate our core competencies through technologies.

ESG Benefits

The Committee reviews major technology-related issues or events, such as those involving security, confidentiality, and stability.

Ethics Compliance Committee

Strategic Thinking

The supervisory body for audit, discipline inspection, and internal control within the Group.

Operation Mechanism

- Ms. Chia-Yue Chang, a member of the Board, serves as the committee chair responsible for overseeing the Company's business ethics and other corporate governance matters.
- Deliberate and approve the annual inspection work plans for the audit, inspection (Discipline Inspection Department), and internal control departments.
- Implement integrity education for employees and the management, monitor and review the performance, integrity, and ethical conducts of all employees.
- Establish and constantly improve the Group's anti-fraud management system, and authorize independent investigations into cases involving, for instance, fraud, misrepresentation, deception, corruption, bribery, abuse of power, neglect of duty, and tunnel behavior.
- Debrief on independent investigation reports, deliberate on major violations of regulations and discipline, and make decisions on the handling of such violations.
- Examine and approve the audit and accountability mechanism and deliberate on appeal cases.

ESG Benefits

The Committee carries out major discipline inspection programs and decision-making, and implements issues related to corporate governance such as business ethics and anti-corruption.

Product Committee

Strategic Thinking

The decision-making and management body of the product system.

Operation Mechanism

Deliberate on Noah's product strategies and plans as well as business plans of products independently developed by our subsidiary Gopher Asset and other external brands; guide product development; and ensure the closed-loop management of the development and implementation of product strategies.

ESG Benefits

- Incorporate ESG investing concepts and strategies into self-developed investment products and incubate ESG investment products.
- Adopt ESG screening criteria to select external fund product, including public and private equity funds, alternative investment funds, as well as other asset management and insurance products issued by domestic and overseas asset managers.
- Incorporate the concept of responsible investment into the product line strategy and product platform strategy based on Noah's product strategy and competitive advantages to strengthen the ESG education and communication with investors.

Client Interest Committee

Strategic Thinking

The client-centric decision-making and deliberation body for identifying/handling/supervising issues related to clients' interests.

Operation Mechanism

- Develop the guiding principles and critical execution of key practices to supervise the implememtation of key client service processes before, during, and after the service provision, adhering to safeguarding client interest and fairly treating every client.
- Actively listen to client feedback, and continuously optimize, promote and act on service quality.
- Actively and regularly examine the execution of service strategies.
- Handle disputes related to clients' interests in an unbiased and independent manner in special cases.

ESG Benefits

- Take a client-centric approach to major issues related to clients' interests and ensure the fulfillment of annual client interest.

Prioritizing Shareholder Rights

In Noah Holdings' shareholding structure, each Class A ordinary share grants holders the right to cast one vote. All related-party transactions are disclosed in the annual report, and the Board of Directors' Audit Committee rigorously reviews and approves these transactions in strict accordance with Section 404 of S-K Regulation in the *Securities Law*. They engage auditors to conduct their work in line with the *Hong Kong Standard on Assurance Engagements 3000 (Revised)* "*Assurance Engagements Other Than Audits or Reviews of Historical Financial Information,*" and the Practice Note 740 "*Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules*" issued by the Hong Kong Institute of Certified Public Accountants. This ensures that connected transactions strictly adhere to the Group's pricing policies in significant aspects and makes sure investors fully understand the transactions and their impact on the Company. Annually, Noah Holdings assesses whether its Board members hold concurrent positions within the industry or serve as Board members in other businesses, establishing mechanisms for Board members to avoid conflicts of interest. This guarantees the objectivity and fairness of company decisions and safeguards the rights and interests of shareholders and stakeholders.

Noah Holdings stresses great emphasis on communication with stakeholders. Each year, in accordance with the regulations set by the U.S. Securities and Exchange Commission (SEC) and the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*, Noah publicly releases its annual report, disclosing information such as key financial indicators, major shareholders and connected transactions, risk assessments, executive compensation, audit reports, etc. Moreover, we also regularly publish the latest information on stakeholder communication on Noah's Investor Relations official website (https://ir.noahgroup.com/). Noah's corporate website, WeChat official account, and other social platforms also regularly disseminate the latest corporate news, policies, special research reports, significant events, and so forth, allowing stakeholders to access relevant information and know about the Company's operation at any time. Additionally, Noah builds bridges for regular communication with investors through shareholder meetings, roadshows, investor Q&A sessions, etc., to keep stakeholders informed about the Company's financial and operational conditions.

Case｜Noah Holdings Invites SBAI to Explore ESG to Promote Domestic and International Communication and Exchange

Thomas Deinet, Executive Director of the Standards Board for Alternative Investments (SBAI), visited China to communicate with senior executives of numerous Chinese asset management institutions and private equity funds. As a member of the SBAI Asia-Pacific Committee, Noah Holdings invited the Executive Director to participate in our seminars to delve into topics such as alternative investment standards and ESG investment, advancing communication with external stakeholders.

Standardizing Compensation Management

Noah Holdings' Board of Directors has established a Compensation Committee responsible for specialized management of executive compensation to carry out rigorous evaluation and approval of director remuneration. In addition, independent directors have signed employment agreements and compensation agreements with the Company to ensure the independence and fairness of the Board. Every year, the Company formulates long-term strategic objectives for at least the next three years, which are not only incorporated into executive assessments and Compensation frameworks but are also closely aligned with the Company's operational strategy and annual operating plans. Compensation performance assessments are divided into operational development goals and internal management objectives, accounting for 70% and 30% of the assessment, respectively.



30%
Internal management goals

- Execution of corporate strategies
- Management of the Company and its subsidiaries
- Indicators of sustainable development

70%
Operational and development goals

- Return on Assets (ROA)
- Return on Net Assets (RONA), Dividend on
- Equity (DOE)
- Return on Invested Capital (ROIC)

Internal management goals   Operational development goals

Noah Holding's Executive Compensation KPIs

These objectives and corresponding assessment criteria cover various aspects including financial, operational, ESG, and shareholder returns, aiming to ensure the Company's robust development. Noah Holdings emphasizes social responsibility, linking executive compensation to sustainability and adhering to a culture of constant thinking, discussing, and practicing sustainability.

Noah grants equity incentives to senior management (including the CEO) that vest over four years. In cases where behavior contradicts company values or harms company interests, the Company has established clawback mechanisms and reserves the right to cancel all unvested portions.

Responsible Business Conduct

Noah Holdings rigorously adheres to the laws and regulations, upholding tax transparency, compliance management, integrity, and honesty to enhance risk management and resistance capabilities, and regularly optimizes institutional documents to regulate corporate conduct. Our endeavors to principles such as "client first" and "survival as the bottom line" ensure the elimination of irregularities and avoidance of various risks, laying a solid foundation for our sustainable existence and growth.

Tax Transparency

Noah Holdings strictly abides by local laws such as the *Enterprise Income Tax Law of the People's Republic of China*, the *Inland Revenue Ordinance of Hong Kong SAR*, and *Federal Income Tax Laws*, and we have drawn up documents like the *Tax Risk Control Management Measures* and *Taxation Policy Statements* to manage Noah Holdings and its subsidiaries, thus ensuring our integrity, honesty, and compliance with tax laws. We have also established mechanisms to assess and manage risks arising from changes in current national tax laws or the implementation of new tax laws, effectively controlling and overseeing tax-related risks and events.

The Board of Directors and the Risk Control Committee of Noah Holdings will continually monitor tax risks. We have established a dedicated Tax Management Center to implement specific execution work. This center includes a Risk Control Team that collaborates with external tax experts to supervise and evaluate tax risks. Moreover, external auditors and tax authorities conduct regular audits of the tax affairs of Noah Holdings. The Group discloses tax information in the annual report, meeting the regulatory requirements of HKEX and regions where we operate, thereby ensuring the Group operates in compliance, effectively safeguarding tax transparency and the interests of stakeholders.

Noah Holdings' Tax Policies are as follows



Noah Holdings abides by local tax laws and rules of the countries where we operate and conscientiously fulfills tax obligations by accurately calculating payable taxes and filing taxes within the specified periods by laws while complying with international tax rules.



Noah Holdings adopts a zero-tolerance policy towards tax evasion and any employee conducting transactions with connected parties under the guise of the Company to evade taxes. Noah prepares all documents related to transfer pricing as required by national laws and regulations in order to satisfy transfer pricing tax standards and norms.



When performing legitimate tax planning and organizational restructuring, steps shall be taken to avoid double taxation and reduce tax costs. In addition, profit or organizational structure shall not be transferred to countries on the EU's list of Non-cooperative Jurisdictions for Tax Purposes, or to countries or regions defined by national income tax laws as low-tax jurisdictions (i.e. tax havens) for tax evasion.



All tax planning activities must comply with principles of corporate sustainable development and risk management to protect shareholder rights and interests.



Noah and its branches as well as subsidiaries all engage qualified tax experts to assess tax risks. When necessary, we seek assistance from external tax consultants, while also referencing relevant suggestions from independent external auditors.

Compliance Management

Noah Holdings and its subsidiaries emphasize the importance of risk management to ensure compliant operations. We rigorously prevent and control illegal activities, establishing a comprehensive risk management framework and upgrading risk control systems. This framework follows five key features: Compliance, Comprehensiveness, Applicability, Timeliness, and Completeness.



Noah's risk management philosophy centers on five key features

▶ **Compliance** | All businesses must comply with regulatory and contractual requirements.

▶ **Timeliness** | Risk factors and risk control measures are communicated up and down the chain of command in a timely manner.

▶ **Comprehensiveness** | Risk management encompasses all businesses across the Company.

▶ **Completeness** | Risk management completely covers the entirety of each business process.

▶ **Applicability** | Risk management is consistent with current objective conditions and the macro environment.

NOAH 諾亞財富

Group Level Risk Management

Noah Holdings' risk management is overseen by Noah's board-level committees as the highest supervisory body. This Committee, consisting of the Board member Mr. Zhe Yin, supervises risk management across the Group and its subsidiaries. The risk management organization covers all operations within the Group, managing all kinds of internal and external risks comprehensively. The Group has established internal policies and systems such as the *Risk Management Policy*, *Authority Scope of the Risk Management Committee*, and *Internal Incident Management Measures* to strengthen compliance management.


Noah Holdings Risk Management Committee
Holdings Risk Control
Comprehensive risk management
Gopher Risk Control
Domestic Financial Management Risk Control
Glory Risk Control
International Financial Management Risk Control
Asset Management
Financial Management
Consolidated Business

Noah's Risk Management Organization Structure

The Risk Management departments are responsible for comprehensive risk management, internal control, and operational risk management. They follow the COSO Enterprise Risk Management Framework, establishing a closed-loop management process including risk identification, risk assessment, risk response, risk monitoring, and risk reporting. These departments develop risk maps annually, devise risk response plans, monitor external macro environments and key risk indicators, and quantitatively analyze risk systems. The department requires all departments to devise plans for internal controls and conduct year-end performance evaluations to supervise the effectiveness of internal controls and risk management. Furthermore, Noah's annual risk map effectively identifies first-level, second-level, and third-level risks across the Group, incorporating common ESG risk indicators such as human resources risk, data governance and system risk, and sales compliance risk. Additionally, the Risk Management Departments conduct assessments for all kinds of risk faced by the Group and its subsidiaries, analyzes risk trends, and formulates management measures for various levels of risk to respond promptly to short-term and long-term impacts.



Strategic Risk

Legal Compliance Risk

Business Risk

Operational Risk

Financial Risk

Strategic Risk

Noah Holdings' Six Categories of Risks

Noah employs three lines of defense for risk management. The first line involves core business departments, including product and sales, in direct contact with external markets and is responsible for controlling risks in business operations, acting as the primary risk manager. The second line assists the first line by performing risk control functions, including legal issues, compliance, finance, and human resources, helping establish business processes related to risk management and control. Such empowerment to the first line of defense in risk control enables the appropriate management of primary risks within the business operations, ensuring they are effectively controlled at the first line of defense. The third line of defense is the audit and supervision department, conducting independent supervision and evaluations of enterprise risk management (ERM) and control results, and assisting the first and second lines in patching loopholes. These three lines center on risk and achieve the goal of risk control through different perspectives and methods. For risk management of the Group, we have established an ERM process, covering pre-research, risk solution optimization, and regular risk reporting, combined with the three lines of defense in ERM to ensure timely and effective response to risks, safeguarding the Company's long-term and stable development.



Risk Identification　　Risk Assessment　　Risk Response　　Risk Monitoring　　Risk Reporting

Enterprise Risk Management Process

❙ Business-end Risk Management

Noah's risk management covers the Company's main product and sales businesses. It is also embedded in each sub-line of our business, forming a complete risk management system and operation model together with the Group Risk Management Center. A matrix management model has been adopted for Noah's overall risk management: The Group establishes a risk control framework, and business sectors make decisions and then submit these for Group-level review, making business sectors' risk management operation to function under an overall risk management framework, efficiently supporting business development.

In February 2024, Noah promulgated the *Noah's 10 Compliance Rules of Sales*, carrying out strict management towards all employees, legal persons, and licensed practitioners. We require all employees to uphold integrity, honesty, diligence, responsibility, and protection of investors' legitimate rights and interests. We specify communication methods, marketing methods, sales behaviors, etc., with clients. Violations are subject to accountability and penalties under relevant regulations such as *Noah Group Accountability Management Approach to Violations*.

The Group strictly manages the Wealth Management, Noah Glory Insurance, and Gopher Asset business lines. The Wealth Management and Glory Insurance remain consistent risk control frameworks as the Group, undergoing unified management. Gopher Asset, as a subsidiary of Noah, has formulated more specific business risk control documents based on compliance with the Group's risk control framework, ensuring the healthy operation of various business activities as well as the security and integrity of managed assets.

Gopher Asset's Business Risk Control

Gopher's risk management functions encompass the Risk Management and Legal Compliance Departments, tasked with executing various plans pertaining to business risk management, including risk identification, assessment, and monitoring.

Risk control methodologies include:



- **Market Risk Control**
  Strengthen macroeconomic research, strictly comply with policies, and establish a system for early warning indicators of market risk

- **Credit Risk Control Measures**
  Establish an internal credit rating system, counter-party management mechanism, and daily risk monitoring

- **Liquidity Risk Control**
  Conduct timely liquidity analysis and tracking for investment portfolio assets, create a monitoring system for liquidity indicators, and proceed stress tests on liquidity

- **Institutional and Process Risk Management**
  Establish operational systems for daily operations, formulate stringent investment workflow processes, and establish divisions of responsibility and constraint mechanisms among front, back, or key positions.

In response to risk events, the Company has developed a *Crisis Management System*, formulating crisis-handling procedures for prompt reaction to risks and crises. Crisis events are categorized as mild, moderate, or severe, and the Company dynamically responds through systematic methods and processes. Collaborating with KingStone Rayliant, Gopher has launched ESG quantitative strategic products and implemented corresponding risk management measures. Monthly risk assessments are carried out to promptly remove stocks with a high risk of default from the stock pool, and the Company's rectification is also overseen through supervision mechanisms.

Noah Glory Risk Management

Noah Glory's guarantee inheritance sector develops the Noah Glory Insurance Product/Business Decision Approval Committee (referred to as the "Decision Committee"), with members including the head of Noah Glory, the CEO of Wealth Management, the CTO of Noah Glory as well as personnel responsible for risk control, legal issues, and compliance specialized in risk management of Noah Glory's business. The Decision Committee evaluates products from multiple perspectives such as risk control, compliance, business, and marketing, discussing measures to address significant risk vulnerabilities or potential major losses. Noah Glory's product and wealth management risk control are managed based on the risk control framework established by Noah.

Wealth Management Business Risk Management

To minimize product risks and safeguard investor interests to a maximum, Noah has established detailed evaluation criteria for investment projects at various stages, namely, pre-investment (project screening, understanding, and industry research), mid-investment (project approval, assessment, risk management, investment decision), and post-investment stages (data assessment, asset assessment, portfolio management), to better regulate product quality based on comprehensive product risk management process.

Risk management system includes:



Risk Control Meeting
Elaborations on risk factors and risk measures/decisions on risk measures

Project Review
Professional risk assessment/professional recommendation on risk measures

Project Proposal Meeting
Early Screening and control of products

Noah's product risk management system

Fund Launch
Review of document completeness/examination of risk measure implementation/pre-launch review

Duration
Regular follow-up of project progress/communication with counterparties (when risks occur)

Portfolio Management
Due diligence of non-performing assets when a warning is triggered/commencement of formulation and implementation of asset disposal plan

Business Ethics

Noah Holdings adheres steadfastly to business ethics and upholds integrity, working to foster a fair, transparent, and regulated business environment. To ensure the consistent implementation of ethical practices, Noah has not only built up a robust internal control system and supervision mechanism but also formulated and regularly revised the *Noah Group Accountability Management Approach to Violations* to systematically address incidents of ethical misconduct, continuously reinforcing ethical education and training for all employees.

Noah Business Ethics Strategies:



Strengthen organizations and systems of auditing and supervision, carry out integrity education, and lay a solid foundation for anti-corruption and anti-bribery efforts.



Thoroughly implement supervisory functions, carry out strict accountability, demonstrate exemplary cases as warnings against misconduct, prevent and address problems at the earliest sign, and maintain a culture of reverent respect.

Noah Holdings' management level has established the Ethics Compliance Committee and the Client Interest Committee to jointly act on the Company's business ethics management.

Mr. Zhe Yin and Ms. Chia-Yue Chang are key members of the Ethics Compliance Committee, with Ms. Chia-Yue Chang responsible for the Group's business ethics initiatives. The *Code of Business Conduct and Ethics* is also formulated as a reference for the committee to oversee the implementation of business ethical policies and conduct investigations into ethical matters such as fraud, deception, corruption, and bribery. Moreover, the Committee directs the work of the audit, internal control, and compliance departments, focusing on preventing and addressing significant violations and disciplinary incidents within the group. It serves as the highest decision-making body for matters related to discipline supervision and management and holds regular meetings to review disciplinary matters.

Ms. Chia-Yue Chang and Mr. Zhe Yin are also members of the Client Interest Committee, upholding the core value of "client-centric" and the prudential standards of the financial industry, they focus on managing business ethics at the operational level. The Client Interest Committee collaborates with various specialized departments to regularly review and supervise the implementation of service strategies. It independently and impartially handles disputes related to customer rights, actively listens to customer feedback, and continually promotes relevant systems and service quality to safeguard customer interests.

As a wealth management group dedicated to providing comprehensive financial services to high-net-worth clients, Noah Holdings places significant emphasis on combating bribery and corruption, money laundering, and fraud. We closely monitor suspicious transactions, provide comprehensive and business ethics training fully covering our employees, ensure regulatory compliance, and protect client funds' security and sustainability. Annually, Noah Holdings' audit department engages external third parties to assess and audit the Company's risk management procedures, compliance with business ethics standards, and overall operations every three years.

❘ Anti-Commercial Bribery and Anti-Corruption

Noah Holdings has formulated a wide range of policies, including the *Noah China Anti-Bribery, Extortion, Fraud, and Money Laundering Policy* and the *Noah International Anti-Bribery, Extortion, Fraud, and Money Laundering Policy*, along with the *Code of Business Conduct and Ethics*. Additionally, it has established management norms such as the *Gopher Integrity Consultation Work Specification*, *Overseas Anti-Corruption Law Implementation Management Measures*, *Employee Integrity Practice Management System*, and *Noah Upright Integrity Consultation Letter Management SOP*. The Ethics Compliance Committee serves as the supervisory body, managing all employees of the Group, both domestically and internationally.

The policies and management practices of the Group strictly control bribery and corruption. Prior to engaging in external collaborations, parties must sign the *Anti-Bribery* and *Anti-Corruption Clause* and regularly submit integrity consultation letters. Internally, Noah Holdings has established the *Code of Business Conduct and Ethics*, which stipulates that employees must refrain from using company assets, information, or positions for personal gain. In addition, the Ethics Compliance Committee is responsible for managing the Enterprise Code of Conduct (CoC) audit.

During the reporting period, Noah Holdings handled a total of one corruption litigation case. The Group strictly adheres to the *Noah Group Accountability Management Approach to Violations* and successfully concluded the case through a rigorous accountability process. It further enhances awareness and caution regarding fraudulent and corrupt practices, continually refining the Group's systems and management.

❘ Anti-money Laundering

Noah Holdings actively abides by various laws and regulations, including the *Anti-Money Laundering Law of the People's Republic of China*, the *Provisions on Anti-Money Laundering through Financial Institutions*, the *Administrative Rules for the Reporting of Large Value and Suspicious Transactions by Financial Institutions*, and the *Measures on the Administration of Client Identity Identification and Materials and Transaction Recording of Financial Institutions.* The Company specifies necessary anti-money laundering processes in its policy statements *Noah China Anti-Corruption Policy* and the *Noah International Anti-Corruption Policy* and underscores the importance of customer identification, transaction record keeping, reporting and investigating suspicious transactions, and anti-money laundering training. Noah acts on anti-money laundering and counter-terrorist financing supervision to prevent its products and channels from being used for illicit activities such as money laundering, fulfilling its obligations in this regard. In 2023, Noah established an anti-money laundering system capable of handling various tasks, including monitoring anti-money laundering lists and large-value and suspicious transactions, customer due diligence, as well as maintaining customer identity information and transaction records for self-assessments. This system enables prompt intervention for any anomalies or suspicions, aiding in the prevention and combat of illicit activities.

❙ Anti-fraud

Anti-fraud efforts plays a pivotal role in the Company's governance framework. By establishing a robust anti-fraud mechanism, Noah Holdings enhances its internal control systems, governance levels, and ensures its healthy and stable development. Noah remains firm in anti-fraud endeavors and incorporates detailed anti-fraud clauses into contracts, detrimental to the interests of the related party, including but not limited to illicit purchase or issuance of invoices. Moreover, the Ethics Compliance Committee strengthens its control over fraudulent behavior to safeguard the Company's reputation from any damage caused by illegal activities.

❙ Compliant and Reporting Mechanism

Complaint and reporting management is a crucial measure for Noah to ensure and promote orderly business management. Noah includes information on complaint channels in various internal and external documents such as the *Code of Business Conduct and Ethics* and *Integrity Consultation Letter*, and bidding documents and contracts, continuously upgrading its reporting procedures. Employees and all stakeholders can lodge complaints and accusations anonymously to the Ethics Compliance Committee to defense their rights, receiving protection as whistleblowers to ensure their safety and privacy.

Noah's reporting and whistleblower protection mechanism emphasizes strict confidentiality, accepting reports or verifying whistleblowers without revealing their identities. Upon receiving a complaint or report, the working group and the chairperson of the Ethics Compliance Committee will communicate directly to minimize the spread of information. According to regulations, the Company will take serious action against any retaliation against whistleblowers.

The group attaches great importance to all valid reports and complaints, managing them through a comprehensive closed-loop process supervised by the Ethics and Compliance Committee. Upon receipt of a report, the investigation department undertakes a thorough review within 7 working days to determine the necessity of further investigation. If the preliminary review finds that the reported behavior does not warrant further action, a prompt decision will be made, and the whistleblower will be duly informed. In terms of cases requiring registration and further investigation, they will be handled under company protocols. Once the investigation is completed, the investigation department is required to produce a detailed report for presentation to the Ethics and Compliance Committee's working group. For incidents involving violations, the *Noah Group Accountability Management Approach to Violations* outline precise procedures for handling.

Reporting Channels

Reports can be made anonymously or with identification through various channels, including reporting hotlines, emails, letters, or in-person submissions.

Reporting Email: eccwg@noahgroup.com (Ethics Compliance Committee Working Group)
Reporting Hotline: 021-80358028
Address: Noah Wealth Center, Ethics Compliance Committee, 1226 Shenbinnan Road, Minhang District, Shanghai
Postal Code: 201107

❘ Business Ethics Training

Business ethics training is mandatory for every employee, supplier and contractor of Noah Holdings. The Company conducts business ethics training to ensure that all permanent employees, temporary employees, and contractors understand the Company's business ethics policies, procedures, and expectations, raising awareness and knowledge of business ethics. Through training, employees deeply understand the Company's business ethics standards and codes of conduct, clarify their responsibilities and obligations, and enhance ethical awareness and professional qualities. Meanwhile, business ethics training helps employees identify and avoid unethical behaviors, promoting the Company's integrity and sustainable development. Noah employs diverse methods to provide training on anti-corruption, compliance, anti-money laundering, and other aspects via the online platform "Noah Home" to employees onboarding or after onboarding. Regarding aspects such as audit and supervision, the Company also conducts case dissemination through WeChat official accounts to ensure that every employee is familiar with the Code of Business Conduct and Ethics and establishes sound ethics.

Key Performance

100%

of employees received training on the Code of Business Conduct and Ethics

100%

of employees received training on anti-commercial bribery

1,658

participants in Anti-Bribery Training,

with

1,658

training hours in total

Patent and Intellectual Property Protection

Noah Holdings actively maintains and protects intellectual property rights, formulating the *Patent and Trademark Management Measures* based on current laws and regulations such as the *Patent Law of the People's Repulic of China* and the *Copyright Law of the People's Repulic of China*. We emphasize refined management of intellectual property and real-time control of potential intellectual property risks, safeguarding the legitimate rights and interests of the Company's intellectual property and other intangible assets. Noah cooperates with law firms for long-term monitoring of patent and intellectual property infringement against the Company, taking immediate legal action to protect our rights.

Key Performance

By the end of 2023, Noah holds **718** registered trademarks and **4** patented inventions.





02

ESG Efforts to Sustainability Management

Noah Holdings upholds a mindset of sustainable development, focusing on creation and inheritance, and emphasizes the practical implementation of sustainable culture and actions. The Company deeply integrates Environmental, Social, and Governance (ESG) principles into its corporate governance, prioritizing environmental protection, social responsibility, and sound corporate governance throughout operations to achieve sustainable development and perpetuate a sustainable culture.

While ensuring compliant operations and rigorous governance, Noah deeply embeds ESG concepts from multiple perspectives, with integrity and honesty as the primary guidelines for our sustainable development. Through the principles of integrity, transparency, and mutual trust, the Company continually consolidates the foundation of corporate governance.



+ SDGs focus in this Chapter:

  

+ This chapter relates to the following major sustainable development issues:

Corporate Governance
Risk Management
Stakeholder Communication
Promoting Industry Development



Sustainable Management

Sustainability Governance Structure

Noah Holdings actively embraces ESG concepts, establishing a ESG Committee to create a top-down structure for ESG governance, effectively supervising and promoting the implementation of internal ESG efforts within the Company. Noah's organizational structure for sustainability is illustrated in the figure below:



▶ **Supervision and management of ESG strategies**

Board of Directors

▶ **ESG strategy execution and goal management**

Identify ESG risks and opportunities, and develop related planning and management policies

Noah ESG Committee
(Comprising three Directors and core senior managers)

The Noah ESG Committee joins efforts with seven other committees (Human Resources, Strategy, Operation, Technology and Transformation, Ethics Compliance, Product,Client Interest).

▶ **ESG goal execution and coordination**

Implement and coordinate internal and external ESG-related matters

Sustainability Working Groups
(Comprising the ESG Working Group and representatives from IR, PR, and representatives from other departments)

▶ **ESG Execution Matrix**

Corporate Governance Group
- Group Strategy
- Finance Center, IR
- HR Center
- Legal Affairs Center

Responsible Investment Group
- Gopher Asset
- Noah Upright
- Gopher Asset Management Center
- Compliance Management Center International Risk
- Management/ Compliance/Legal Center

Employee Relationship Group
- HR Center
- Noah Labor Union
- Noah Women Federation

Environmental Protection Group
- Shanghai Noah Foundation
- Administrative Service Center
- Procurement Department

Community Engagement Group
- Shanghai Noah Foundation
- HR Center
- Brand Management Center

Noah Management Matrix & Regions & Subsidiaries

The Board of Directors, as the highest decision-making body for corporate sustainable development, supervises and ensures that ESG strategies, goals, and policies align with the Company's long-term development and stakeholder expectations. The Noah ESG Committee, chaired by Ms. Chia-Yue Chang and comprising Ms. Jingbo Wang and Mr. Zhe Yin, three directors, along with core executives of Noah, collaborates with the Company's other seven major committees to implement and manage ESG strategies and goals, oversee and assess the Group's ESG performance, regularly identify ESG risks and opportunities, and formulate corresponding objectives and management policies based on long-term development strategies. The specific execution of sustainable development is managed by the Sustainability Working Groups under the Committee, namely, the Corporate Governance Group, Responsible Investment Group, Employee Relationship Group, Environmental Protection Group, and Community Engagement Group, specifically supervising and managing the comprehensive implementation and coordination of various ESG issues. Furthermore, Noah holds a semi-annual meeting of the ESG Committee to discuss and plan significant sustainable development matters, relevant projects, and objectives, and receive reports from each Sustainability Working Group on the implementation results. The Committee will present a formal report of the work on sustainable development to the Board of Directors.

The Noah ESG Committee has established sound management systems, formulated sustainable development policies, strengthened management in environmental, business ethics, and supply chain ESG aspects to better respond to the expectations of customers and other stakeholders. These policies apply to Noah Holdings and its subsidiaries, ensuring the comprehensive promotion of sustainable development policies and forming a unified corporate culture, laying a solid foundation for the perpetuation of sustainable culture.

Noah Holdings' ESG-Related Policies

Sustainable Development Governance Policy	Noah Holdings Participation Policy
Energy and Environment Policy Statement	Noah Climate Risk Management Guidelines
Code of Business Conduct and Ethics	Community Investment Policy Statement
Supply Chain ESG Management Policy	Policy Statement on Employee Equality and Rights Protection

Sustainability Strategy

Since 2020, Noah Holdings has integrated ESG principles into the Group's development strategy, actively delivering on ESG concepts in corporate governance, compliance management, comprehensive training, and sustainable home development. Noah has formulated three major ESG strategies, incorporating ESG issues from multiple perspectives to achieve sustainability.



ESG Strategy 1

We strive to include ESG topics in the decision-making process

• ESG Risk Management

We create strategies that allow the Board of Directors and executive management to regularly evaluate and manage ESG topics that are relevant to our operations; incorporate ESG topics in employee recruitment, training, and engagement programs; build a process that allows for the recognition and evaluation of ESG risks in products and services; include ESG topics in risk management procedures.

• Products and Services

Reducing ESG risks when developing products and services; promoting, developing, and supporting ESG products and services.

• Marketing Behavior

Provide employees and marketing personnel with ESG topic training on products and services; ensure marketing transparency with clear explanations of product and service coverage; incorporate ESG evaluation and criteria (e.g., formulation of responsible investment principles) into our investment decision-making process.



ESG Strategy 2

We work with clients and business partners to improve their awareness of ESG issues and enhance their capabilities to identify ESG risks and develop applicable solutions.

• Improving their understanding, expectations, and requirements of ESG topics.

• Providing clients and suppliers with the information and tools necessary to manage their ESG issues.

• Encouraging clients and suppliers to disclose ESG-related issues under the relevant reporting framework.



ESG Strategy 3

We regularly display and disclose information on ESG topics, and improve transparency

• Evaluating, assessing, and controlling our ESG progress, and regularly disclosing relevant information to the public

• Maintaining dialogue with other stakeholders, and facilitating communication and understanding in the principles of integrity, transparency and mutual trust.

ESG Risk Management

Noah Holdings' risk control center regularly conducts internal and external research to develop risk maps, manage and track significant and emerging risks, and continuously analyze the external macro environment. In risk identification, the Group and its departments closely monitor ESG risks and have integrated them into risk management. Based on ESG-related risks identified in the 2023 risk map, such as corporate governance risks, human resource risks, and data governance risks, the Company classifies risks into high, medium, and low levels and implements targeted management measures. The Group promptly formulates measures and monitors ESG risks in real time, identifying, evaluating, managing, and continuously improving them to effectively mitigate negative impacts and enhance the Group's competitiveness.

Stakeholder Engagement

Noah is well aware that establishing good communication and cooperation relationships is of paramount significance to achieve long-term sustainable development. Anchored by core values and social responsibilities, we listen to our clients through a range of channels and platforms, establishing long-term, stable, and high-quality cooperation with internal and external stakeholders.

In accordance with the five principles of the AA1000 Stakeholder Engagement Standard: Influence, Tension, Responsibility, Dependency, and Diverse Perspectives as well as their significance, Noah has classified the stakeholders into six categories. Through various channels and platforms, Noah communicates with stakeholders to promptly discover their expectations and requirements while carefully collecting, evaluating, and responding to their feedback. We then referred to this in the development of ESG policies and the implementation of action plans.

Stakeholder	Issue of Interest	Communication Channel	Frequency	Contact
Government and Regulators	Compliance Operations Risk Management Business Ethics Responsible Tax Principles Promoting Industry Development Climate Change Response Economic Performance Greenhouse Gas Emissions and Carbon Footprint	Official correspondence Seminar Shareholder meeting Shareholder meeting Company website Earnings call	Irregular	E-mail: ir@noahgroup.com
Shareholders and Inverstors	Economic Performance Business Ethics Corporate Governance Risk Management Compliance Operations Responsible Tax Principles Stakeholder Communication Climate Change Response	Board of Directors Shareholder meeting Annual reports Company website Earnings call	Regular and irregular	E-mail: ir@noahgroup.com
Client	Risk Management Economic Performance Data Security and Privacy Sustainable/Responsible Investment Client Experience and Satisfaction Investor Education Product Liability and Service Quality Innovation R&D and Digital Service	400 Service Hotline Website Dedicated service Brand activities Shareholder meeting Annual reports Company website Earnings calls	Permanent and irregular	Service hotline: 400-820-0025

Stakeholder	Issue of Interest	Communication Channel	Frequency	Contact
Employees	Employee Rights and Interests Protection Diversity and Equal Employment Talent Acquisition and Retention Employee Training and Development Employee Health and Safety Energy Management and Alternatives Water Resource Management	Website Announcement E-mail Club activities Meetings Education and training Shareholder meeting Annual reports Company website Earnings call	Permanent and irregular	E-mail: otdc@noah-group.com
Suppliers	Corporate Governance Risk Management Compliance Operations Business Ethics Supply Chain Management Responsible Tax Principles	Meeting Shareholder meeting Annual reports Company website Earnings call	Irregular	E-mail: admin@no-ahgroup.com
Society/ Community	Community Investment and Charity Climate Change Response Greenhouse Gas Emissions and Carbon Footprint Water Resource Management Energy Management and Alternatives Compliance Operations Business Ethics	Regional public welfare services Public welfare activities Shareholder meeting Annual reports Company website Earnings call	Regular and irregular	Website: https://charity.noah-group.com/

Noah Holdings' Stakeholder Communication

Material Topics Management

Noah Holdings has consistently prioritized corporate and industry sustainability, endeavoring to raise awareness among stakeholders of our relentless efforts in economic value creation, ecological conservation, and social responsibility. In 2023, aligning with the Materiality Principle of the Hong Kong Stock Exchange, Noah conducted researches among stakeholders to evaluate the impact of our business operations on external economy, society, and environment, as well as the resultant implications for the Company's finance, management, and development.

Noah Holdings Material Topics Analysis Process



Identification of Topics

Noah Holdings formed a material topic library based on the concerns of stakeholders, the *Sustainability Reporting Standards* (GRI Standards) published by the Global Sustainability Standards Board (GSSB), the ESG guidelines of the Hong Kong Stock Exchange, the International Financial Reporting Sustainability Disclosure Standard 2 - Climate-Related Disclosures (referred to as "IFRS S2 Climate-related Disclosure") framework published by the International Sustainability Standards Board[4], mainstream ESG rating standards and frameworks at home and abroad, as well as the United Nations Sustainable Development Goals (UN SDGs).

Assessment of Topics

Noah distributed survey questionnaires about material topics to internal and external stakeholders at home and abroad, and conducted interviews with managers from Noah's 12 core departments, delving into highlights of our internal operations and related material topics within the Company.

Analysis of Results

Based on the questionnaire, data tools were used to organize and analyze the responses, forming a materiality matrix to clarify the importance of each material topic to the Company's sustainable development and external stakeholders.

Review of Topics

External experts provided recommendations based on the survey results. The Noah ESG Committee reviewed material topics and their rankings, clarifying the Company's strategic direction and emphasis on information disclosure. In 2023, Noah Holdings identified a total of 25 topics covering environmental, social, and governance aspects.

4.The oversight responsibility of the Task Force on Climate-related Financial Disclosures (TCFD) has been transferred to the International Sustainability Standards Board (ISSB).

Based on the results of the 2023 material topics stakeholder surveys, Noah Holdings created a materiality matrix according to reality, distinguishing environmental, social, and governance topics in different colors, clearly presenting stakeholders' concerns on each topic, so as to foster sound cooperation and promote the sustainable development of the Company.

In 2023, Noah Holdings expanded its material topics to align with ESG development trends and demonstrate its commitment to ESG. Building upon the 2022 materiality matrix, Noah added three environmental topics: "Climate Change Response", "Water Resource Management", as well as "Greenhouse Gas Emissions and Carbon Footprint". Additionally, we updated the "Energy" topic to "Energy Management and Alternatives" to identify risks and opportunities arising from environmental factors. On the social front, Noah introduced topics such as "Employee Rights and Interests Protection," "Employee Health and Safety," "Talent Acquisition and Retention," "Client Experience and Satisfaction," "Sustainable/Responsible Investment," "Community Investment and Charity," "Product Liability and Service Quality," "Investor Education," "Innovation R&D and Digital Services," "Supply Chain Management," and "Promoting Industry Development." Furthermore, it merged topics "Employment" and "Diversity and Equal Opportunities" from the previous year into one: "Diversity and Equal Employment," renamed "Training and Education" to "Employee Training and Development," and updated "Client Privacy" to be "Data Security and Privacy", so as to reflect Noah's high regard for its employees, clients, suppliers, and society. Moreover, Noah also optimized the economic-related material topics into governance-related topics. While retaining "Economic Performance," we added topics including "Corporate Governance," "Risk Management and Control," "Responsible Tax Principles," "Stakeholder Engagement," and "Compliance Operations" and merged "Anti-Corruption" and "Unfair Competition" into "Business Ethics" to better address the concerns and expectations of investors and stakeholders.

After discussing and analyzing the 25 topics, Noah Holdings identified 11 highly material topics, which are prominently disclosed in this sustainability report. Noah Holdings' materiality matrix for 2023 is illustrated in the following figure:

Noah Holdings Materiality Matrix


Employee Rights and Interests Protection
Community Investment and Charity
Employee Health and Safety
Sustainable/Responsible Investment
Corporate Governance
Risk Management
Energy Management and Alternatives
Diversity and Equal Employment
Talent Acquisition and Retention
Client Experience and Satisfaction
Employee Training and Development
Responsible Tax Principles
Compliance Operations
Data Security and Privacy
Water Resource Management
Climate Change Response
Business Ethics
Economic Performance
Stakeholder Communication
Product Liability and Service Quality
Investor Education
Greenouse Gas Emissions and Carbon Footprint
Innovative R&D and Digital Services
Supply Chain Management
Promoting Industry Development
Importance to external stakeholders
Importance to business sustainability
Environmental Responsibility
Social Responsibility
Corporate Governance

Noah Holding's Material Topics



Environmental Respon-sibility Material Topics

- Climate Change Response
- Energy Management and Alternatives
- Greenhouse Gas Emissions and Carbon Footprint
- Water Resource Management



Social Responsibility Material Topics

- Data Security and Privacy
- Client Experience and Satisfaction
- Talent Acquisition and Retention
- Employee Rights Protection
- Diversity and Equal Employment
- Sustainable/Responsible Investment
- Employee Health and Safety
- Product Liability and Service Quality
- Innovation R&D and Digital Services
- Investor Education
- Employee Training and Development
- Community Investment and Charity
- Promoting Industry Development
- Supply Chain Management



Corporate Governance Material Topics

- Risk Management
- Corporate Governance
- Compliance Operations
- Business Ethics
- Responsible Tax Principles
- Stakeholder Engagement
- Economic Performance

Material Topics are categorized by the ESG dimensions: Economic, Social and Governance

03

Intelligent Empowerment to Robust Operations

With the widespread utilization of financial technology (Fintech) and digitalization, data security and personal information protection have become increasingly significant. Under the circumstances, Noah maintains robust governance capabilities for data security to continuously protect client interests and ensure stable operations. Moreover, we are committed to leveraging technology to empower product innovation and high-quality services, fostering a seamless integration of data security and business growth.

+ SDGs focus in this Chapter:



+ This chapter relates to the following major sustainable development issues:

Data Security and Privacy
Innovation R&D and
Digital Service



Data Security

With the ongoing expansion and diversification of Fintech and digital applications, there is a growing emphasis on global regulations and standards concerning data security and personal information protection. Noah Holdings highly values data security and user privacy protection; therefore, we continually refine internal regulations and codes of conduct while upgrading both internal and external preventive measures and technologies to better safeguard data security and user privacy.

Data Security Management System

Noah Holdings strictly adheres to laws and regulations in terms of data security management, including the *Cybersecurity Law,* the *Data Security Law,* and the *Personal Information Protection Law of the People's Republic of China*. We have established a comprehensive framework for data security and privacy protection referring to internationally recognized standards such as the ISO 27001 Information Security Management System (ISMS) and the ISO 29151 Code of Practice for Personally Identifiable Information Protection. The Technology and Transformation Committee, a board-level committee comprising members like Mr. Zhe Yin and other core senior executives in charge, serves as the highest decision-making and supervisory body for technology strategy. The committee is responsible for evaluating major project approval in technology, supervising and checking project execution, authorizing policies and guidelines pertaining to information security, and deliberating on critical issues related to information security. Noah's Information Security Department, Legal Department, and Compliance Department are tasked with implementing technical solutions at the technology level and management systems to ensure compliance with laws and regulations. During the reporting period, Noah successfully passed and renewed certification for the ISO 27001 Information Security Management System and certification for the ISO 29151 Code of Practice for Personally Identifiable Information Protection. Furthermore, we assessed cybersecurity multi-level protection for our four information systems, namely, new generation trading system, Noah Glory insurance brokerage system, Fund Smile system, and user basic service system, obtaining the *Record-keeping Certification* issued by the national regulatory authority (the security protection level of all systems is at Level-3).

In 2023, Noah Holdings updated and issued several company-wide policies and procedures related to data security and privacy protection, covering all business lines and subsidiaries, including the *Noah Employee Information Security Manual (2023 Edition), Noah Information Security Vulnerability Regulations,* and *Noah Regulations on Security Management of Information System Construction* based on the existing *Noah Information Security Principles and Policies, Noah Data Security Regulations and Noah Personal Information Protection System (Trial).* These updates further clarify requirements for protecting sensitive information, standardize cybersecurity risk prevention and control measures, and enhance our proactive and reactive capabilities in responding to unexpected events or emergencies.

Data Security Protection Measures

During the reporting period, Noah has established and enhanced its IT security operation and maintenance plan, ensuring comprehensive security control and process management in the access, development and maintenance of our information system from eight dimensions: personnel security, IT center security, system security, network security, application security, operation security, IT outsourcing security, and security incident response.

❚ Protection of Personal Information and Privacy

Noah implements robust security measures to safeguard personal information throughout its lifecycle, employing multiple information security approaches to fully safeguard personal information and prevent its leakage, destruction, loss, or alteration.

Stage	Protective Measure
Information Collection	• Adhere to the Principle of Least Privilege, avoiding third-party data collection except as required by law. • Disclose the purpose, methods, application scope, rules of personal information processing, and privacy protection measures to data subjects, informing them of their rights in information, decision-making, access, correction, and deletion, and providing subjects with accessible and convenient channels for exercising these rights.
Information Use	• Access Control: Adopt role-based access control (RBAC) segregating roles for security management personnel, data operators, and auditors, only allowing authorized personnel to access the minimum necessary personal information required for their duties and obtain the least data operation permissions required to fulfill their duties. • Information Encryption: Employ TLS 1.2 and proprietary KMS System encryption algorithms for personal data transmission and storage, with security level classification signs for dedicated data query systems and sensitive data queries and exports. • De-identification: Desensitizes personal sensitive information on front-end data displays.
Information Storage	• Provide clients with detailed information in the privacy policy regarding the methods, types, and duration of information storage. • Timely delete or anonymize personal information after fulfilling its purpose or within certain period as required by law. According to relevant laws and regulations such as the *Measures for the Supervision and Administration of Distributors of Publicly Offered Securities Investment Funds,* the *Measures for the Suitability Management of Securities and Futures Investors,* and the *Cybersecurity Law of the People's Republic of China* as well as our business nature, transaction data will be retained for a minimum of 5 years or 20 years; system logs for at least 6 months, and user personal information is deleted upon user's request.

Noah does not rent out, sell, or provide personal data to third parties for purposes beyond transactions or business. If personal data needs to be provided to third parties due to transaction or business, detailed explanations will be provided in the relevant privacy policies, requiring user consent before sharing.

Noah provides multiple channels for reporting information security incidents, including hotline, E-mail and WeChat. Moreover, we promptly investigate any internally or externally reported incidents that may involve privacy leakage. In the event of client privacy breaches attributable to Noah's internal reasons, immediate rectification measures will be taken, and the relevant personnel will be held accountable. In 2023, Noah received and investigated 23 information leakage incidents, none of which were caused by internal factors.

Channels for Personal Information Reporting and Complaint

If you have any complaints or concerns regarding the processing of your personal information, please do not hesitate to contact us through the following contacts:

- Noah Upright Client Service Hotline: 400-821-5399 (Working Hours: 08: 00 - 18: 00, Weekdays)
- Email for Personal Information Protection: upright.service@noah-fund.com

To ensure information security, we verify the identity and credential information of complainants and process complaints within 15 working days after successful identity verification.

❙ Product and Service Data Security

Noah has established the *Noah's Web Application Security Baseline v3.1 Guideline* and integrated requirements of data security technology development into the software development lifecycle (SDLC) process, ensuring the security of services and products throughout the development, testing, launch, and maintenance phases.



Requirement Analysis Phase

Conduct security requirement reviews for products/services, determine compliance requirements, and establish security development standards.

System Design Phase

Implement corresponding design plans based on product/service functionality and security requirements. Embrace the concept of "security by design," ensuring that security elements are considered synchronously during system analysis and requirement design stages.

System Development Phase

Complete the secure coding of information systems according to the *Noah's Web Application Security Baseline v3.1 Guideline*.

System Launch Phase

Conduct security testing and vulnerability closed-loop management before launch.

System Maintenance Phase

Monitor and maintain the security, availability, event response, and regular data backups of products/services and infrastructure.

System Decommissioning Phase

Manage the storage media or hardware devices involved in a unified manner upon system decommissioning.

Case | Outbound Data Inspection Project to Mitigate Potential Outbound Data Leakage Risks

In 2023, Noah's Holdings Information Security Department and Compliance Department jointly initiated the Outbound Data Inspection Project to investigate and quantify the annual volume of outbound data according to transfer scenarios during business expansion. In this project, non-essential outbound data was discontinued, and business scenarios were optimized. Currently, Noah does not have any scenarios involving the outbound transfer of users' sensitive data. Outbound data transfer only involves employee management and a small amount of encrypted and de-identified user data. To better control the risk of data outbound transfer in future business expansions, measures have been taken to manage and control the demand and types of outbound data through management and technical means.

Supplier Data Security Management

During the reporting period, Noah has enhanced the *Noah Implementation Rules for Outsourcing and Supplier Personnel Information Security Management* and the *Noah IT Hardware and Software Product and Service Supplier Information Security Regulation*, further standardizing the information security management of outsourced personnel, including suppliers, contractors, and service providers, at various stages of entry, service provision, and exit, effectively controlling information security risks and preventing loss of company information assets.

Noah conducts necessary evaluation and due diligence when selecting suppliers to verify their compliance with data security regulations. Priority is given to suppliers that meet national network security management requirements or industry best practices in information security, such as those obtaining ISO 27001 Certification for Information Security Management System (ISMS) or those with their information systems passed Cybersecurity Multi-Level Protection assessments. Additionally, we evaluate the potential risks to our business if the suppliers is unable to provide subsequent services and require all outsourced personnel and suppliers handling sensitive information from Noah to abide by Noah's data security and privacy protection policies and sign the *Outsourcing Code of Conduct* and *Supplier Information Security Confidentiality Commitment* to safeguard data security and privacy.

In daily management, Noah actively communicates with suppliers to have a clear understanding of their need for access to or use of the Company's information assets and grants access authorization based on the principles of "need-to-know" and "least privilege." Regular process supervision and periodic reviews are conducted to monitor contract performance and risk status, and information security awareness training is also provided to our suppliers. Before leaving, suppliers must clear all materials, data and information related to Noah's work and are prohibited from retaining any related attachments in any form.

Data Security Risk Prevention and Control

To effectively identify, respond, and address information security risks and reduce the probability and impact of information security incidents , Noah has deployed a data leakage prevention system, a database auditing system, proprietary SOC (Security Operations Center) system to continuously monitor, alert, respond to, and handle internal and external cybersecurity attacks, providing uninterrupted 24/7 security operations services. Additionally, we conduct regular internal data security audits and annually invite external organizations to carry out audits for us, aiming to promptly identify problems and develop corresponding control measures against risks.

	Category	Coverage	Measures
Internal Audit	Quarterly information security checks and SOX audits	All business sectors	Account permissions, outsourcing management, weak password management, host vulnerability scanning, security device configuration checks
	Annual information security checks	All business sectors	Access control management, sensitive data management, change management, application system security assessment and testing, antivirus measures, network management, backup and recovery testing, security baseline checks, etc.
	Attack and Defense Drill (ADD)	All internet-related business operations	The ADD involves independent third-party security testing agencies conducting black-box security tests on the Company's internet-related business systems. This proactive approach enables the early detection of system vulnerabilities and risks from the standpoint of potential attackers and controls and mitigates these identified risks.
External Audit	Annual information system audit	Core business for certification	We invite independent external audit organizations to conduct supervision and audits according to ISO 27001 Standard for Information Security Management System, comprehensively assessing security risks faced by our information asset and formulating corresponding risk control measures. In 2023, we acquired a newly issued Certification for Information Security Management from an external certifying authority. We proudly showcased our certificate on the Company's official website, highlighting our proficiency and capabilities in information security management.

Category	Coverage	Measures
External Audit Cybersecurity multi-level protection testing and evaluation	Information system	In 2023, we met the requirement of cybersecurity multi-level protection mandated by national regulatory authorities. This involved completing the rating and registration processes for the new generation trading system, Noah Glory insurance brokerage system, Fund Smile system, and user basic service system. Furthermore, independent third-party testing and assessment organizations conducted cybersecurity multi-level evaluations on these systems. As a result, we obtained the *Record-keeping Certification* issued by the national regulatory authorities. We proudly displayed the certificate on our Company's official website, underscoring our strong capabilities in information security management.

Data Security Risk Emergency Response

Noah has formulated the *Noah Cybersecurity Emergency Plan* and *Noah Guide on Information Security and Technology Compliance Incident Emergency Response* and other passive measures to address data security risks. Moreover, we organize information security emergency drills every year. In the event of a cybersecurity attack, the Information Security Department will immediately initiate relevant emergency response and handling procedures to investigate the incident process and causes, assess the scope and severity of the impact, and promptly notify all operational units to handle the situation. We continuously monitor the progress of rectification until the security breach is repaired. Maintaining a zero-tolerance stance towards information leaks, Noah has implemented the *Noah Management Measures on Information Security Violation Penalty*. If the investigation reveals an information security violation due to internal reasons, the Information Security Department will issue relevant event investigation and risk rating reports, and these reports are then submitted to the Human Resources Department and the Risk Management Center for appropriate disciplinary measures and penalties. Throughout 2023, Noah investigated a total of 23 incidents involving the leakage of client and employee information. Notably, none of these incidents were attributed to internal factors within Noah.

To prevent incidents that may compromise public user information security, such as phishing emails and telecommunications fraud, the Noah Information Security Department actively collaborates with relevant departments such as Legal Affairs and Brand to defend information security risks through alerts and warnings to remind users to be cautious and avoid falling victim to scams. In response to information security incidents threatening public users, Noah promptly takes action. Regular security drills and awareness training sessions are conducted for employees to prevent phishing emails and telecom fraud, enhancing their ability to recognize and guard against phishing attempts. In 2023, the Group successfully addressed 3 telecommunications fraud alerts, 1 information harassment alert, and 3 virus and phishing email alerts.

❙ Data Security Awareness Enhancement

Noah holds an Information Security Week event each year and regularly carries out security awareness training for all employees and partners such as contractors to ensure they fully understand and master information security knowledge and skills. Additionally, we conduct Attack and Defense Drill (ADD) annually, simulating real-world cybersecurity attack scenarios to enhance employees' security awareness and response capabilities.

▼ Noah Information Security Awareness Events in 2023

Category	Content
All-Staff Security Awareness Training	• We organized security awareness training for all employees, including: • Information Security Compulsory Course, with 711 participants. • 1 training session for interns, with 35 participants. • 2 training sessions for contractors, with 61 participants. • 1 Noah application security development training session, with 266 participants. • The total training duration is 1,073 hours.
Targeted Security Awareness Training	• The Fund Operations Department of Noah Upright organized quarterly information security awareness training, with approximately 240 participants throughout the year, with a a total of 240 training hours.
Daily Security Awareness Testing	• We sent 3,227 phishing emails and security test emails to all employees, among which 467 employees fell into the trap. For these employees, we provided them with special courses through Noah's learning platform to increase their security awareness and supervised them to finish the training.
Information Security Week	• We conducted an Information Security Week event themed "Data Security Safeguards Noah's Development" through online graphics, short videos, online mini-games, etc., disseminating information security awareness to all employees via email and the Enterprise WeChat application.
Security Awareness Promotion for Noah Partners	• At the beginning of the admission of suppliers, contractors, service providers, and other partners, Noah informed them of the requirements for information protection and data security, and strictly followed the daily management requirements in the *Noah Implementation Rules for Outsourcing and Supplier Personnel Information Security Management*, organizing regular information security awareness training for on-site outsourcing personnel.

Digital Management

In the contemporary landscape, where clients demands and product offerings are exponentially increasing, Noah Holdings stays committed to prioritizing clients and driving digital transformation with business at its core.



Digitalization, having evolved steadily, has now become as essential as infrastructure construction, akin to water and electricity. It is no longer a choice but a requisite for enterprises to maintain competitiveness in the market

——CFO,Qing Pan



Digital Product Features

Noah adheres to a transformational mindset that leverages digitalization to support, propel, and innovate business operations. By digitizing and standardizing business processes, we harness artificial intelligence and big data to empower our business and develop platform-based products to meet the diverse needs of clients for asset allocation services.

▼ **Noah's Highlight Projects for Digital Service in 2023**

Project	Description
Digital Product Release	Through digital management throughout the lifecycle of products including project approval, assessment, risk control, online release, marketing, and ongoing management processes, we achieved compliant segregation and management of various products, providing clients with integrated maintenance services.
LTC[5] Digital Transformation	The LTC process aids the Company in transitioning from outcome-oriented management to process management, facilitating end-to-end management of client leads, opportunities, transactions, sequences, and repurchases. Managers can promptly identify and address business bottlenecks related to asset allocation products, conduct attribution analysis, make scientifically grounded forecasts, and set reasonable goals through the LTC system.

5.LTC stands for "Lead to Cash," denoting the closed-loop management process from leads to payments.

Project	Description
Digital Asset Allocation	Centered around Noah's CCI[6] asset allocation system, we empower 3R[7] based market style changes, global allocation concepts, and client risk preference, to select suitable products and effectively manage portfolio tracking. We provide 3R with a one-stop public and private securities product portfolio allocation tool, generating comprehensive CCI maintenance reports with a single click, thereby ensuring a seamless investment experience for clients.

Digital Operation Processes

While driving digital upgrades of products and services, Noah continuously iterates on the digitalization of operational processes, providing employees with more efficient and flexible working methods, while also saving the costs of time and resource.

▼ **Noah's Highlight Projects for Digital Operation in 2023**

Project	Description
Noah Chat	It is Noah's proprietary AI service robot that utilizes AI's large model capabilities to provide personalized intelligent assistance services to clients and employees, assisting in daily tasks, effectively improving work efficiency, and achieving the goal of cost reduction and efficiency enhancement.
HR affairs platform	Noah launched a new HR affairs platform, digitizing 90%~95% of basic tasks and processes, equipped with functions such as a one-stop work desktop, statement platform, employee background archive, knowledge hub, process alerts, data library, position management, permission structure, batch processing, label platform, material automation, and so forth, totaling 9 major modules and 43 sub-functions.
Smart Meetings	Noah independently developed an online meeting system, providing functions such as online activity creation, client invitation, online registration, agenda management, QR code check-in, data statistical analysis, return on investment (ROI) analysis, and expense reimbursement, providing convenient and paperless methods for domestic and international activities. We held 5,420 annual activities with 5,380 online check-ins, which is estimated to save 130,000 sheets of printed paper.
Noah Live Streaming Platform	Noah continued to improve the live-streaming platform functions and optimized its routes, providing a better live-streaming viewing experience for clients worldwide while reducing costs and resource consumption. In 2023, Noah conducted 560 client activities and 70 internal activities through live streaming, attracting 2,649 new clients and achieving a total of 70,633 views for the year.

6. CCI represents Noah's proprietary asset allocation system, encompassing macro analysis, medium-term allocation schemes, and micro-level solutions.

7. 3R refers to AR (Asset Allocation Expert), SR (Product Expert), and FR (Continuity Delivery Expert).



NOAH 諾亞財富

04

Embrace Responsible Investment to Pioneer the Future

Noah Holdings and its subsidiary Gopher Asset became signatories to the Principles for Responsible Investment (PRI) in 2020, and established a PRI Due Diligence Team. We executed responsible investment strategies, created an ESG product platform, carried out investor education initiatives, consolidated ESG influence, and took other measures to ensure the implementation of responsible investment principles and multi-dimensional ESG practices.

+ SDGs focus in this Chapter:



+ This chapter relates to the following major sustainable development issues:

Sustainable/Responsible Investment
Investor Education
Product Liability and Service Quality
Client Experience and Satisfaction



Responsible Investment Strategy

Noah views ESG concepts as a new tool to take a further, broader investment perspective. By integrating assessments of corporate environmental, social, and governance performance with traditional financial metrics, Noah aims to develop products and services that excel in both operational performance and business resilience, providing robust asset management services to high-net-worth clients.

Practice Principles for Responsible Investment

Noah and its subsidiary, Gopher Asset, are committed to creating value for clients and investors while promoting social sustainability. We take active actions to integrate ESG investment concepts into practice and optimize the allocation of social resources, playing a positive role in supporting real economic development as financial institutions.

❚ Established a ESG Investment Team

In the process of practicing responsible investment, the Gopher ESG Committee and the front, middle, and back-end investment departments jointly established the Responsible Investment Research Team. Among them, Yin Zhe, CEO of Noah Holdings and Chairman of Gopher Asset, is the leader of the group, and the members are core management of the investment team, with industrial background in risk control, operations, compliance, legal affairs, and investor relations.

The Gopher Investment Research Department acts as a pioneering department to promote the Group's ESG investment conception. The ESG investment research team comprises 20 personnel, responsible for annually reviewing the effectiveness of the Company's previous ESG integration policy and making revisions, promoting flexible adjustments during the implementation process of ESG investment strategies, conducting ESG concept and strategy training for all analysts and fund managers, and improving ESG investment research capabilities. This process not only includes adding ESG modules to research models but also requires all researchers to form an understanding of ESG investment. Gopher's responsible investment strategy is shaped by a systematic responsible investment research methodology and screening criteria. In this process, the Gopher ESG Committee works together with the Responsible Investment Due Diligence Team, holding regular meetings to discuss ESG issues and carry out responsible investment strategies, ensuring the implementation of these principles.



Responsibilities of the ESG Investment Team

01 Annual review and revision of the Company's ESG responsibility investment strategy based on feedback and updates from the investment and research teams;

02 Decision-making and resolution on investment directions and product design for newly integrated ESG responsibility investment strategies;

03 Continuously monitor industry developments related to ESG responsibility investment and promptly assess the necessity of optimizing investment processes in light of these developments;

04 Continuously optimize the integration of ESG responsibility investment-related factors into the Company's investment process and research system to assist in relevant investment decisions.

❙ Integrate ESG Investment Factors

Based on its dual roles as a trustee and institutional investor, Gopher Asset strives for full coverage of positive screening for fund investment and negative exclusion of invested companies in all its businesses through three pivotal steps: establishing a negative list, proactively implementing strategies, and cultivating an ecosystem. Gopher Asset's journey in responsible investment commences with enhancing information collection, establishing standards, and developing systems and mechanisms. Gradually, Gopher deeply integrates ESG values into its investment policies and practices.



Integrate into research framework
Include ESG as one of the modules for industry and company research and require researchers to develop knowledge of responsible investment, and promote the formation of a systematic responsible investment methodology and screening criteria in the department

Incorporate into product screening
Incorporate ESG criteria into product screening, so as to improve the ecological and financial aspect and capital efficiency through sustainable investment, and truly promote capital use for good faith

Establish screening system and investment portfolio
Include ESG elements in the due diligence questionnaire

Noah's ESG Investment Factor Integration Process

Develop ESG Investment Products

Since 2020, Noah has conducted annual surveys among over 1,000 high-net-worth (HNW) clients during client annual conventions to assess their willingness to invest in ESG products and their preferences for product types. Analysis of survey results reveals a significant increase in HNW clients' willingness to invest in ESG products from 15% in 2020 to 59% in 2023, with public funds and private securities funds being the preferred type of ESG investment product among clients.

Targeting HNW clients, Noah and Gopher have actively initiated ESG investment processes and product incubation, gradually exploring and incorporating ESG evaluation criteria in investment decision-making and we have developed multiple ESG investment products and services. Currently, Noah's Smile Fund and iNoah, both domestic and overseas public fund platforms, have launched ESG product zones, while Gopher Asset has introduced ESG private securities fund products. Managed by professional teams, these offerings provide clients with high-quality ESG funds after selection to create long-term value while pursuing investment returns.

ESG Investment Zone of Public Fund

By the end of May 2021, Noah launched ESG public fund zones on its fund sales platforms Smile Fund[8] and iNoah APP, providing clients with diverse ESG products for their choices. As of the reporting period, the ESG zone on the Smile Fund Platform has launched a total of 11 public fund products, with cumulative fundraising exceeding RMB 157 million



ESG专区

Screenshot of the ESG Zone on Noah's Smile Fund APP

ESG基金专区

Screenshot of the ESG Zone on iNoah APP



Product classification and initial screening
Qualitative screening
01
Conduct initial screening of Wind's pool of ESG-themed funds in accordance with Noah's product screening system
02
Primary fund pool 6K+
03
Secondary fund pool 200+
04
Third-level fund pool 50+
05
Noah's ESG Fund Portfolio
Quantitative screening
Selecti the best of the best to build profile

Screening Process in ESG Zone of the Noah's Smile Fund

8. "Smile Fund" is the fund sales platform of Noah Upright (a wholly-owned subsidiary of Noah Holdings), which is an independent fund sales institution authorized and qualified to engage in fund sales.

NOAH 諾亞財富

❚ ESG Investment Strategy for Private Equity

In addition to conducting professional ESG quantitative research, Gopher Asset practices sustainable investment based on ESG principles in primary and secondary markets. Gopher Asset and KingStone Rayliant jointly set up an ESG Committee, which comprises professional investors and academic researchers of higher education institutions to monitor the latest ESG policy and grasp market trends domestically and internationally. In 2022, ESG private equity fund products were launched, allowing more investors to access ESG investment products and select enterprises with more potential in sustainable development, seizing opportunities with more sustainable profitability and cash flow, lower risk, and higher valuation premiums. In September 2023, Gopher&Rayliant ESG private equity fund products underwent a strategic upgrade, integrating reflection on different applications of governance indicators and incorporating green finance into the measurement criteria for development opportunities in the financial industry.

ESG-Driven Stock Selection

Companies are screened and selected across Environmental, Social, and Governance (ESG) domains to identify those aligned with national sustainable development trends and boasting strong performance in the past, such as notable achievements in carbon neutrality and robust social engagement records.



ESG Risk Mitigation and Evaluation

Monthly ESG screening is conducted on companies within the stock pool to avoid poor companies, while semi-annual ESG excellence audits are conducted on companies meeting rigorous governance criteria to avoid companies with potential failures.



Optimization of Quantitative Profit Models

Continuous refinement of fundamental quanta mental profit models is pursued to offer investors long-term, relatively stable returns while also fostering improvements in corporate ESG performance.



Noah's ESG Investment Strategy for Private Equity Funds

❚ Private Equity Impact Investing Practices

Regarding equity investments in the primary market, Gopher Asset favors companies in sectors such as healthcare, new energy, technology, and new consumption that embody characteristics of the ESG era. Additionally, it incorporates ESG material topics into investment memorandum and investment agreement negotiations to ensure that the investment committee is informed of the ESG performance of the invested enterprises. Furthermore, Gopher includes ESG management requirements in investment agreements to better mitigate potential ESG risks of invested enterprises.

Case | 2023 Gopher Asset's Sustainable Finance Highlights

In 2023, Gopher Asset engaged in Series A financing to directly invest in the one-stop purchasing platform enterprise MyMRO, thereby indirectly fostering a production system geared toward green; low-carbon; and circular development as well as green supply chain.





MyMRO
我的万物集
维万物 成万务

MyMRO
S2M智慧供应链

创业邦
ESG
创投机构实践奖
2023创投机构ESG
最佳实践奖
歌斐资产

In 2023, Gopher Asset secured an "ESG Best Practice Award for 2023 Venture Capital Institutions" based on its achievements in ESG practices.

Enhance ESG Investment Impact

Noah leverages its own influence to drive and act on ESG principles throughout the value chain. Our subsidiary, Gopher Asset has established the "China Asset Manager Impact Investing Alliance" to build both a private equity ecosystem and an investor channel ecosystem. Through various events such as industry seminars and forums, we encourage and guide relevant general partners (GPs) to participate in ESG responsible investment practices, thereby advancing collaboration among peers in asset management.

Key Performance

By the end of 2023, the Impact Investing Alliance had garnered responses from over

70 asset managers.



Cultivate ESG Investment Ecosystem

Noah places emphasis on improving investors' financial knowledge and risk awareness. Through our brand Enoch Education and diverse forums, Noah disseminates sustainable investment and proper wealth concepts to employees and clients, collaborates with our partners on ESG investment progress, and gradually expands the impact of ESG investments.

Case｜Enoch Education Enhances Clients' Investment Ability

Noah's investor education brand, Enoch Education, addresses the diverse learning needs of HNW clients. It offers online and offline courses covering wealth management objectives clarification, global asset major classification, macroeconomic research, investment risk management, and asset allocation. By providing a multi-dimensional framework for wealth management theory, Enoch Education assists in enhancing clients' financial investment and wealth planning capabilities, encouraging investors to further explore new trends of ESG investment.

Key Performance

In 2023, Enoch Education conducted

4 online courses

and educational events, cumulatively reached a total of

1,500 participants

organized

40 offline courses

and educational events with a total of

3,512 participants



Case | Host Diverse ESG Forums to Discuss ESG Achievements

To further accelerate shared development and cooperation on ESG issues within the ecosystem, Noah actively initiates various ESG activities to facilitate industry exploration. In May 2023, Noah Holdings hosted the ESG Summit in collaboration with partners such as the the Alashan Society of Entrepreneurs and Ecology (SEE), Zhongnan University of Economics and Law, Hwabao WP Fund, MioTech, and Duke Kunshan University, to jointly discuss theoretical achievements, policy formulation, and practices in sustainable development. In December 2023, Noah, in collaboration with the School of Business Administration at Zhongnan University of Economics and Law and Changjiang Securities, held the Forum on Responsibility, Innovation, and Sustainable Development, showcasing cases of School-Enterprise innovation practices on ESG concepts. These diverse ESG forums are gradually becoming platforms for individual investors, financial institutions, and enterprises to exchange and discuss ESG investment concepts and practices, further driving sustainable financial development.



2023 ESG
践行可持续发展
共创幸福家园
高峰论坛

责任、创新与可持续发展论坛
Forum on
Responsibility, Innovation, and Sustainable Development

Disseminate ESG Investment Research Results

In 2023, Noah promoted investor education and impact-building through hosting or participating in ESG forums and exchanges, working with research institutions to publish ESG white papers, and using various dialogue platforms to expand the impact of ESG themes, guiding the market to establish ESG awareness and encouraging active participation from various sectors, including enterprises, institutions, and HNW investors.

Case | Noah Chief Investment Office Releases Investment Trend Insights

Noah Chief Investment Office (CIO) has established an expert think tank, leveraging the Company's robust resources and collaborating with industry economists to create a more comprehensive and authoritative investment research service system. It publishes investment reports and a series of interpretations of viewpoints, aiming to provide clients with multidimensional macroeconomic outlooks, offering effective assistance for investors' decision-making.

In August 2023, Noah's CIO released the domestic and international investment outlook for the second half of 2023, suggesting that "the strong macro uncertainty allows for the play of regional and diversified strategies." It recommended that investors conduct strategic asset allocation reviews and adjustments at critical moments, beginning with basic security reviews, then adjusting strategic asset allocations, and finally positioning growth through all kinds of multi-strategic portfolios, achieving an "anti-fragile" strategic asset allocation and tactical asset allocation. In other words, sustainable investment becomes the key for investors to "accept uncertainty and enhance wealth resilience."


诺亚国际2023年下半年投资展望
NOAH
接受不确定性，提升财富韧性
基于“反脆弱”的战略资产配置策略
| 诺亚国际CIO办公室

Case ｜ Sentiment Index Research Initially Explore Investors' Concerns on ESG

In January 2023, Noah in collaboration with Strategy&, the global strategy consulting team at Price-waterhouseCoopers (PwC), released the annual series white paper *Chinese HNWI (High-net-worth Individuals) Wealth Management Sentiment Index (2022)* (hereinafter referred to as the White Paper) at the Noah Global Black Diamond Summit. Through online surveys covering 1000 respondents from 27 provinces and municipalities in China and 6 overseas countries and regions, as well as in-depth interviews with over 20 Chinese HNWIs, the White Paper closely observed the wealth management satisfaction, investment behaviors, and future expectations of Chinese HNWIs at different times, creating a comprehensive "Wealth Management Sentiment Index" composite indicator to explore the latest trends in HNWIs' needs for wealth management.

The results showed that in response to ESG concepts and investment intentions, respondents expressed a relatively low willingness to invest currently due to reasons such as too many ESG evaluation standards, insufficient disclosure of specialized information, and little understanding of ESG concepts. However, with the advancement of China's "dual carbon" strategy and the clearer investment evaluation standards for environmental, social, and governance (ESG), as well as the improved information disclosure, many respondents believe that the future development of the Chinese ESG market is promising, and they will continue to pay attention to it.

▼ **HNWI Interviewees' Attitudes Toward ESG Investments Surveyed for the White Paper**



Stated that ESG is an important investment strategy aligned with the national sustainable development strategy and expressed willingness to explore related investments.



Highlighted ESG products have strong risk-avoidance potential and expressed a willingness to participate in such investments.



Chinese HNWI Wealth Management Sentiment Index (2022)

Case | Investment Due Diligence Action Report Tracks Managers' ESG Investment Intentions

In October 2023, Gopher Asset, a subsidiary of Noah, released its *ESG Investment Due Diligence Action Report* for the third consecutive year, showcasing Gopher's ESG philosophy and investment practical results to investors and society. This due diligence report combines views and insights on global ESG investment trends, analyses of global ESG investment practices, and in-depth analyses of Gopher's asset managers' ESG survey questionnaires and practice cases, providing profound insights into the value of ESG investments in a global turbulent economic environment. The survey results showed that the vast majority of surveyed asset management institutions have already paid attention to ESG and green investments. 76% of asset management institutions have implemented related practices and believe that ESG is an essential trend in long-term development, serving as a significant driving force to social responsibility, risk mitigation, the trend in compliance with regulations, and improved disclosure requirements. Among them, more asset management institutions hope that ESG factors will play a substantive role in "risk control" to achieve long-term investment value.


GOPHER
歌斐資產
ESG
2023年歌斐资产
ESG投资尽责行动报告
ESG Investment Due Diligence Action Report

2023 Gopher Asset ESG Investment Due Diligence Action Report



Responsible Client Management

Noah implements a comprehensive one-stop service approach to fully embody its "client centricity" strategy. To improve client service, Noah not only establishes an integrated service platform but also innovates client activities, strengthens communication with clients, continuously expands their touchpoints, focuses on their core needs, and provides customized solutions to optimize the client experience.

Comprehensive Product Services

Adhering to a client-centric service philosophy, Noah provides a wide range of comprehensive products and services, including asset management (Gopher Asset), institutional client treasury management (Smile Treasury), insurance brokerage services (Glory Insurance), high-end entrepreneur education (Enoch Education), and identity planning (Noah Elivisa), meeting the diverse wealth management needs of HNW clients. Meanwhile, Noah leverages new technologies and products as driving forces to create a competitive asset management service platform.



Key Performance

By the end of 2023, Noah Smile Treasury covered more than

13,000 public funds

and over

600 private funds
in the market

tailoring exclusive cash flow management solutions for

5,700 companies
in

7 countries and regions

covering

56 industries

such as real estate, manufacturing, technology, the Internet, and advertising.

> ### Case｜Innovative One-Stop Trading Platform "Smile Treasury"
>
> Upholding a client-centric service model and supported by digital capabilities, Noah independently developed a one-stop public fund trading platform "Smile Treasury" tailored for corporate clients. Based on an enterprise perspective, it offers a complete cash flow management solution, providing enterprises with a package of fund solutions to enhance investment and operation efficiency, satisfying the diversified and internationalized needs of corporate fund management. Moreover, Smile Treasury places significant emphasis on whether public funds embrace the features of high standard, high liquidity, and transparent operation, aiming to help corporate clients achieve certainty in the context of declining deposit interest rates and the net value management of financial products, thereby assisting corporate clients in improving fund operation efficiency.
>
> In April 2023, Noah Wealth won the "Sales Innovation Prize of Yinghua Award " in the list of the 2nd Innovation Prize of Yinghua Award issued by the China Fund for its innovative business and service initiatives in its "Smile Treasury" fund management platform.

Product Marketing Compliance

Noah Holdings strictly adheres to laws and regulations such as the *Measures for the Supervision and Administration of Distributors of Publicly Offered Securities Investment Funds*, the *Securities Investment Fund Law of the People's Republic of China*, the *Measures for Administration of the Sale of Securities Investment Funds* and the *Supplementary Provisions on the Administration of Publicity and Promotional Materials of Securities Investment Funds* to enact the *Measures for the Product Publicity and Promotional Materials*. It requires that the content of promotional materials produced, distributed, or published must be true and accurate, with product elements consistent with product legal documents and regulatory requirements, and risk warnings and related data must be based on real and reliable information. Amid the product sales, Noah requires financial planners to abide by the requirements of compliant product sales, carefully match product risks with client risk suitability, remind clients of corresponding risks, and establish a mechanism for regular review to ensure their understanding of customer feedback and safeguard their rights.

In addition, Noah regularly conducts compliance training for financial planners in the product promotion process to avoid negative promotional behaviors such as exaggeration, entertainment, and one-sidedness in the promotion process, which may cause compliance risks.

❙ Open Feedback Channels

Noah respects and values the suggestions from every client and has established a diverse client complaint handling matrix, including the 12386 service hotline of complaint direct transfer system, online client service, Enterprise WeChat, letters, member zones, and onsite visits, to welcome client feedback. Simultaneously, Noah has established standards to address client complaints. For complaints that meet the criteria and are raised by clients themselves, financial planners and the middle and back office personnel from various departments within the Group are required to report the information and provide feedback to the Complaint Group within 1 working day after receiving the complaint. Failure to provide feedback or non-timely feedback will result in disciplinary action under the Company policies.

Complaint and Feedback Channels

400 Service Hotline: 4008200025 and 4008215399
96 Financial Planner Hotline: 021-962516
Email: complaint@noahgroup.com

Client complaints and feedback will firstly be clarified by Noah's client service personnel and then forwarded to product or business departments for handling. Complaints involving violations of regulations will be further investigated by the compliance department. If there is no timely response or solution provided, penalties will be imposed according to the *Noah Holdings Accountability for Violations Management Measures*. For significant disputes over client rights, the client service department will report to the Client Interest Committee and coordinate with relevant departments such as legal compliance, risk control, and technology to handle disputes independently and impartially while actively listening to clients, so as to continuously improve related systems.

Key Performance

Noah Holdings handled a total of

70 client complaints

with a completion rate of

100%

In 2023, Noah's Client Interest Committee tracked a total of

9 cases

related to client interest

and optimized

11 related policies



Client Satisfaction Management

Noah conducts regular client satisfaction surveys every year to listen to client feedback for improvement. During the process of the satisfaction survey, Noah prioritizes reviewing the service quality provided by financial planners, who directly interact with clients, and checking interfaces with more client access, such as product communication meetings and product apps. According to the 2023 annual survey report for 1,400 clients conducted by Noah, although the overall Net Promoter Score (NPS) showed a slight decline compared to 2022, satisfaction with Noah's financial planner services and products provided by Noah remained relatively high.

Financial Planner Service Satisfaction

Noah Triangle	Satisfaction Percentage
AR-Account Representatives	95.4%
SR-Solution Representatives	94.5%
FR – Fulfillment Representatives	94.7%

Product Satisfaction

Product Service Type	Satisfaction Percentage
Product Retention Communication Meetings	93.8%
Gopher's Service	89.1%
APP	94.9%

To better understand client needs and enhance their experience, in October 2023, the Client Service Department of Noah Domestic Wealth Management Client Operations and FR Management Center established a Voice of Customer (VoC) project team and issued the *Domestic Wealth Management Customer VoC Management Measures* and developed management process. Through market research, customer satisfaction surveys, customer service hotlines, online comments, and other channels, the VoC project team collects customer feedback, and formulates action plans or improvement measures in response to issues or complaints. After resolving or rectifying issues, the Company's client service department communicates with clients within 3 working days and reports to the VoC project team to ensure proper resolution of issues. To establish an improvement cycle, the VoC project team regularly conducts monthly data analysis and report summaries to evaluate customer satisfaction and rectification outcomes, continuously optimizing the VoC process and solutions based on customer feedback and market changes.


Establish customer feedback channel
Develop research questionnaires
Coordinate the research program implementation
Gather and organize data
Analyze and pursue leads
Classify issues and track feedback
Regularly share and report findings
Continuously evaluate and optimize

Noah VoC Management Process

Client Service

Noah Holdings upholds a comprehensive service strategy emphasizing "customer-centricity." For 19 consecutive years, we have organized the Black Card Diamond Client Annual Meeting. In 2023, we innovatively launched events such as the "Client Service Festival," N+ Exclusive Club, and the Reading Session of Enoch Bookstore, inviting professionals from various fields including investment, arts, humanities, and music to share cutting-edge information and advice. These initiatives focus on the needs of our core clients, tailoring exclusive benefits and providing targeted services through diverse client engagement scenarios. During the reporting period, the Enoch Bookstore has successfully held seven reading sessions, covering topics ranging from art investment, ChatGPT, value investment, history, adventure, to expression, addressing timely and popular investment-related topics.


Noah Black-Card Client
Global Summit

Reading Session of Enoch Bookstore


NOAH ART
09/22
NOAH

N+ Light and Shadow Series Art Exhibition


NOAH 諾亞財富
2023
Noah Black-Card Client
Global Summit
諾亞黑卡客戶全球巡迴峰會
《這是你的船》
It's Your Ship



Noah Global Black Diamond Summit for Clients with Black Cards



05

Commitment to Environmental Protection

In the context of China's active promotion and pursuit of the "dual carbon" goals, Noah Holdings is actively responding to the country's call for low-carbon initiatives. We are fully embracing the concept of sustainable development and taking well-rounded steps to support the "dual carbon" goals, by actively addressing climate change, implementing green operations, and participating in public welfare and environmental protection endeavors. Working together with our entire workforce and partners, we are dedicated to reducing carbon emissions and minimizing our environmental footprint in our operation, thereby creating sustainable momentum for social development.

+ SDGs focus in this Chapter:



6 CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

+ This chapter relates to the following major sustainable development issues:

Energy Management and Alternatives
Climate Change Response
Water Resource Management
Greenhouse Gas Emissions and Carbon Footprint
Supply Chain Management



Environmental Sustainability Commitment

Amid the global wave of sustainable development, Noah Holdings remains closely attuned to national strategies, actively engaging in China's "3060" carbon peak and carbon neutrality targets, echoing the United Nations Sustainable Development Goals (UN SDGs). We act on the green development philosophy and attach importance to environmental stewardship alongside our financial pursuits on business and profitability, and actively address the significant impacts brought by climate change, and establish sustainable business and service models. Moreover, Noah publicly reaffirms our commitment to environmental sustainability through our *Noah Energy and Environment Policy*.

	Commitment	Execution in 2023
Legal Compliance	Comply with national environmental laws and international sustainability standards.	Noah diligently adheres to pertinent environmental laws and international sustainable standards, including the *Environmental Protection Law of the People's Republic of China*, the *Energy Conservation Law of the People's Republic of China*, and the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes*. We actively respond to the temperature goals proposed in Paris Agreement and United Nations Sustainable Development Goal 13.
Energy Conservation and Emissions Reduction	Promote environmental action plans on energy & resource conservation and emissions reduction; perform responsible waste management and examine and manage GHG emissions to reduce our environmental impacts.	In 2023, Noah conducted its inaugural unified assessment of energy usage, water consumption, waste disposal, and greenhouse gas emissions across its Shanghai and Hong Kong offices. After calculation, the total greenhouse gas emission of Noah in 2023 were 2,235.96 metric tons of carbon dioxide equivalent.
Environmental Protection	Continuously improve and promote various environmental protection programs; utilize energy-saving products and services with low environmental impact.	Noah actively participates in environmental conservation initiatives. Since 2014, we have been involved in various environmental protection projects such as the SEE 100 Million Suosuo Project, "Noah's Ark" project for protecting green peafowl, and Save the Smile of the Yangtze River - Save the Yangtze Finless Porpoise.

	Commitment	Execution in 2023
Carbon Management	Establish goals and action plans to examine and reduce GHG emissions in accordance with the Paris Agreement within the *United Nations Framework Convention on Climate Change (UNFCCC)*, aiming to keep global average temperature rise well below 2 °C.	Noah relocated to a new workplace - Noah Wealth Center in May 2023. Therefore, the emission data for 2023 did not reflect Noah's typical greenhouse gas emission. Therefore, we plan to conduct comprehensive reviews on Noah's greenhouse gas emissions in 2024 and use them as a crucial reference for setting Noah's carbon reduction targets.
Public Disclosure	Release annual sustainability reports and update the ESG section of our website to disclose our environmental sustainability performance to external stakeholders, thereby increasing their awareness of environmental sustainability.	Since 2014, Noah has consistently published the *Noah Holdings Sustainability Report* for 10 consecutive years. The report has been complied in accordance with the Appendix C2 *Environmental, Social, and Governance Reporting Guide* of The Stock Exchange of Hong Kong Limited ("SEHK"). It draws reference from the *International Financial Reporting Standards (IFRS) S2 - Climate-related disclosures* issued by the International Sustainability Standards Board (ISSB).

Climate Change Response

Against the backdrop of an increasingly severe global climatic environment and the escalating frequency of extreme weather events, addressing climate change has become a global consensus. Whether it's the physical risks brought by extreme climate events and long-term climate change, or the transition risks arising from efforts to address climate change and promote transition to a Low-Carbon Economy, all these risks will have an impact on the macroeconomy and financial system. In response to this challenge, Noah Holdings incorporated climate change as a significant topic into the Group's long-term development strategy, gradually integrated climate risk management into the existing risk management framework. By establishing a sound climate risk management system, building a climate risk governance framework, and developing our capabilities to identify, evaluate, and analyze climate risks and opportunities, we aim to effectively prevent and manage the impacts of climate change on businesses and industries.

Climate Governance

Noah Holdings adheres to the framework outlined in the *International Financial Reporting Sustainability Standard. 2 - Climate-related Disclosures* (IFRS S2 - Climate-related Disclosures) to establish a climate risk governance framework. The Board of Directors serves as the highest governing body of this framework, responsible for determining climate-related policies, strategies, and objectives while integrating climate-related risks and opportunities into consideration, and overseeing climate-related risks and disclosures. The ESG working group under the Noah ESG Committee collaborates on climate governance-related initiatives, tasked with formulating group-wide climate risk management policies and regularly monitoring the impact of sustainability and climate risk issues on the Group's operations and investments.



Noah Sustainability Organizational Structure

▶ **Supervision and management of climate strategies**

BOARD OF DIRECTORS

Risk management as required under the IFRS S2 - Climate-related Disclosures

▶ **Cimate strategy execution and goal management**

Identifying short, medium, and long-term climate risks and opportunities and develop objective planning and management policies

Noah ESG Committee
（Comprising three Directors and core senior managers）

The Noah ESG Committee joins efforts with seven other committees (Human Resources, Strategy, Operation, Technology and Transformation, Ethics Compliance, Product,Client Interest).

▶ **Goal execution and coordination**

Implement and coordinate internal and external related matters

Sustainability Working Groups

(Comprising the ESG Working Group and representatives from IR, PR, and representatives from other departments)

▶ **Climate risk management implementation matrix**

Corporate Governance Group	Responsible Investment Group	Employee Relationship Group	Environmental Protection Group	Community Engagement Group
Group Strategy Finance Center, IR HR Center Legal Affairs Center	Gopher Asset Noah Upright Gopher Asset Management Center Compliance Management Center International Risk Management/ Compliance/Legal Center	HR Center Noah Labor Union Noah Women Federation	Shanghai Noah Foundation Administrative Service Center Procurement Department	Shanghai Noah Foundation HR Center Brand Management Center

Noah Management Matrix & Regions & Subsidiaries



Responding to Task Force on Climate Related Financial Disclosures



Governance

- Noah's Board of Directors serves as the highest governing body for sustainability and climate risk management.
- Noah ESGrs will regularly report to the Board on issues and implementation of sustainability and climate risks.
- The management is responsible for assessing and managing climate-related risks and opportunities and for the group-wide climate-related strategic plans, and ensuring the implementation of climate-related actions.
- The Risk Control Committee convenes regular meetings to address risks at the business and operational management levels of each subsidiary, assess overall risks, and report risk management projects to the Board.
- Handle climate change-related risks and seize related opportunities.



Strategy

- Evaluate risks and opportunities that have a significant impact on business and strategic planning, assess their impact on operations and finances by employing qualitative and quantitative methods, and develop response strategies.



Risk Management

- Thoroughly analyze the direct or indirect potential physical impacts on our operations arising from extreme weather events and establish sustainable operation and management plans as the core of our climate change action.
- Consolidate the risk management framework to identify, measure, respond to, and monitor potential risks.



Indicators and Targets

- Practice green finance and responsible investment, and prioritize the use of green energy.

Climate Risk and Opportunity Identification

Referring to the *IFRS S2 - Climate-related Disclosures* framework to explain climate risks and opportunities, as well as case studies from domestic and international benchmark peers, Noah identifies the types of physical risks, transition risks, and opportunities faced by the Company, interprets the scenarios of risks and opportunities brought by climate change based on national laws and regulations, policy requirements, domestic and international research reports and information, as well as the actual situation of the Company. For identified risk and opportunity categories, we analyze their probability of occurrence and impact, so as to provide references for the Company's strategic decision-making and risk control strategies in the future.

▼ **Climate Change Risks and Opportunities Identified by Noah Holdings**

Risk Types	Risk Categories	Risk Descriptions
Physical Risks	Extreme Natural Factors	Extreme weather events caused by climate change, such as typhoons and floods, leading to the interruption of operational systems and asset losses.
	Long-term Natural Factors	Chronic natural disasters such as rising average temperatures and rising sea levels may affect the daily operations in the Company's workplace. For example, the increase in the number of high-temperature days in recent years has led to elevating electricity and water consumption for air conditioning, thereby increasing the Company's indirect operational costs.
Transition Risks	Policy and Regulations	The government introduces new policies supporting low-carbon transformation, high-emission economic activities will be under pressure of reducing income, and low-carbon industries will see increased revenue.
	Technology	Low-carbon technologies will replace existing products, with traditional technology clients affected, leading to decreased revenue and profits for the Company.
	Market	Changes may occur in consumer behavior or preferences, and rising raw material costs lead to increased financial expenditure.
	Reputation	Regulatory disclosure of carbon emissions data or rankings.
Opportunities	Market Opportunities	With the wave of global low-carbon economic transformation, seizing relevant investment opportunities through responsible investment helps Noah and its clients seize low-carbon opportunities.
	Resource Use Efficiency	The combination of technology and management may improve energy and resource efficiency, reduce water consumption, and waste, and enhance digital transformation, which can help the Company reduce corresponding operating costs.
	Climate Adaptability	Actively addressing the challenges posed by climate change and enhancing climate change adaptability can help the Company intensify climate resilience, gaining more recognition from stakeholders and the public.

80

Climate Risk Management

To manage the climate-related risks, we have formulated the *Noah Climate Risk Management Guidelines* (hereinafter referred to as "the Guidelines") to improve the climate risk management architecture and explore how the risks can be identified, accessed, measured, monitored, controlled and reported in a whole process mechanism to gradually integrate the climate-related risks into the risk management system. It is explicitly established in the Guidelines that with the three departments of Business, Risk Management, and Internal Audit being the three lines of defense for climate risk management, operational risks arising out of climate risks could be effectively controlled and Noah's risk management efforts be further consolidated.



1

First line of defense

The business department functions as the first line of defense for climate risk management, assuming and regulating climate risks. It is responsible for implementing standards for green finance business entry in project screening and supplier selection, and effectively managing climate risk-related business activities.

2

Second line of defense

The Risk Management Department, serving as the second line of defense for climate risk management, is tasked with developing policies, standards, and requirements for climate risk management. It also provides methods, tools, processes, training, and guidance for the first line of defense. It independently monitors, evaluates, and reports on the climate risk status and changes within the Holding Group and its business lines. It also holds the authority to veto green financial businesses and evaluates the effectiveness and adequacy of climate risk management.

3

Third line of defense

The internal audit department acts as the third line of defense for climate risk management. It is responsible for conducting independent audits of climate risk management implementation, effectiveness of the Holding Group's green financial business, and the management and processes of the green financial business. The department evaluates the effectiveness of internal control and provides improvement suggestions to enhance the management level of the Holding Group's green financial business.

Three lines of defense for Noah climate risk management

Promote Green Operation

Noah diligently adheres to pertinent environmental laws, including *the Environmental Protection Law of the People's Republic of China,* the *Energy Conservation Law of the People's Republic of China,* and the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes.* We have formulated and issued *Noah Energy and Environment Policies* and *Declaration of Carbon Reduction Action*, aiming to improve energy efficiency and reduce the consumption of resources such as paper, energy and water, thus reducing carbon emissions and minimize the impacts on the environment and natural resources, through aspects from management level down to the business strategy and organization itself. In our day to day operations, we have committed ourselves to '3R' idea, i.e. Reduce, Reuse and Recycle through daily low-carbon centered practice in office work, procurement, and travelling. The year of 2023 has observed our relentless pursuit of green business operation, embodied in our environmental footprints management in energy, water use, resources and green supply chain and various public benefit events to call on our employees, investors, and partners concerned about environmental protection in their daily lives.



Key Performance

In May 2023, Noah Wealth Center, the new headquarters of Noah is put into use. The building complex, with the idea of From Noah, Grows Tree of Development, has been granted certification of LEED GOLD, LEED PLATNUM and CHINA GREEN BUILDING (Three Star).

Energy Management

We have prioritized energy consumption reduction during the energy and carbon management. In pursuit of green workplace, measures of all kinds have been taken to boost awareness among employees of reducing carbon emissions in their routine work, mainly focused on energy consumption arising out of various equipment or facilities such as air conditioning, lightening, and computers. In 2023, we continue to advance the process of energy conservation and emission reduction, committed to using cleaner energy sources, and we have deepened our daily efforts in energy conservation and emission reduction through measures of energy consumption monitoring, regularized maintenance of electrical equipment and procuring energy-efficient facilities.

▼ Noah's Key Measures of Energy Saving and Carbon Reduction

Energy saving and carbon reduction management	• By introducing a data management platform from a third-party professional organization, records of water and electricity use are collected and verified, carbon emissions calculated to ensure the Group's carbon footprints always being kept in record and effectively managed. • Noah has centralized its management on energy saving and carbon reduction by developing the Group's own rules and formulating a check list. To be specific, the Administration Dept. is responsible for controlling, monitoring, analyzing and saving of energy being consumed in Noah.
Energy-saving measures in workplace	**Air Conditioning:** • The temperature is set at 26 degrees Celsius. • Four times of patrolling a day to ensure air conditioning off when not in use. • In 2023, separate switches have been newly added to part of central air conditioning systems so that it could be partially turned off in time when not in use to save power. • Timely adjust the air conditioning temperature during high temperature season by increasing the frequency of temperature measurement. **Lightening:** • LED tube are being used for purpose of lightening and meanwhile energy saving. • Turn off the lightening not in use in the office area at 8:00 p.m. **Mechanical and Electrical Equipment:** • Some mechanical and electrical equipment, such as exhaust blowers, are installed with time control devices, so that they are in standby state during non-working hours. **New Energy:** • Explore more possibilities in expanding new energy use, such as promoting use of new energy vehicles by installing more charging piles near the office building.
Awareness raising	• Hold environmental protection-themed events in given months. • Encourage employees to turn off their screen when leaving seats for a long time. • Turn off air conditioning and lights during lunch time and after work. • Turn off idling printers when leaving office after work. • Turn off all air conditioning and lights after using and leaving conference rooms. • Encouraging employees to take public transportation.

▼ Energy and GHG Emissions of Noah[9]

Index	Unit	2023	2022	2021
Direct Energy Consumption				
Petroleum Consumption of Self-owned Vehicles	L	29,627.59	32,031.83	-
Indirect Energy Consumption				
Electricity	GJ	13,357.01	10,929.65	10,298.08
Total Energy Consumption[10]	GJ	14,311.42	11,961.51	10,298.08
Energy Consumption Intensity[11]	GJ/RMB million	4.34	3.86	2.40
Water Consumption				
Water Consumption[12]	tonnes	28,349.62	18,612.00	19,709.96
Water Consumption Intensity[13]	tonnes/RMB million	8.60	6.00	4.59
GHG Emissions				
Direct GHG emissions(Scope 1)	tonnes	67.54	73.03	-
Indirect GHG emissions(Scope 2)	tonnes	2,115.97	1,731.44	1,631.39
GHG Emission (Scope I +Scope II+Scope III)[14]	tonnes	2,235.96	1,838.90	1,667.85
GHG Emission Intensity[15]	tonnes/RMB million	0.68	0.59	0.39

9. The environmental statistics in this annual report covers the statistics from Shanghai Office and Hong Kong Office. In 2023, Noah has conducted its first unified accounting of the energy use, water use and GHG emissions.

10. The scope of disclosure does not include diesel, coal and other direct energy use. The energy consumption data, including electricity and gasoline, is calculated by the relevant conversion factors provided in the General Rules for the Calculation of Comprehensive Energy Consumption (GB/T 2589-2020) issued by the General Administration of Quality Supervision and Quarantine of the People's Republic of China and the Standardization Administration of China.

11. Energy Consumption Intensity equals Total Energy Consumption / Total Revenues.

12. In 2023, all Noah's employees moved to Noah Wealth Center, Shanghai. The area of the new workplace is about three times the area of the original, so the water consumption has increased significantly.

13.Water Consumption Intensity equals Water Consumption Amount / Total Revenues.

14. Greenhouse Gas Emission Amount (Scope I+Scope II+Scope III) include GHG emissions from petrol consumption and purchased electricity, and purchased municipal water use at Noah's Shanghai and Hong Kong workplaces. The petrol combustion emission coefficient for Scope I is set at 2.36kg/L as recommended in HKEX's Guidelines on How to Prepare Environmental, Social and Governance Reports Appendix II: Reporting Guidelines on Environmental Key Performance Indicators. The emission coefficient for Scope II refers to the emission coefficient of $0.5703kgCO_2/kWh$ recommended in the Guidelines for Accounting and Reporting of Greenhouse Gas Emissions for Enterprises (Revised Edition 2023) for Power Generation Facilities. Emission coefficient for Scope III for outsourced municipal water refers to the standard of $1.85kgCO_2e/m^3$ set in "China Product Life Cycle Emission Factor (2022)" .

15. GHG Emission Intensity equals Greenhouse Gas Emission Amount /Total Revenues.

Case | Noah Wealth Center Launching Ceremony - Obtained 'Carbon Neutral Certificate' Granted by Shanghai Environment and Energy Exchange

On May 19th, 2023, 2023 ESG Summit Forum, co-sponsored by Noah, Gopher Asset, Yicai Research Institute, and China Carbon Neutral Action Alliance, was successfully held in Noah Wealth Center, Shanghai which was also the launching ceremony of Noah Wealth Center. The forum witnessed Noah together with multiple parties discussing the future trend of sustainable development and presenting valuable input and comments to the country's carbon peaking and carbon neutrality goals and international sustainable development. In addition, Noah Wealth Center Launching Ceremony has reached "carbon neutrality", through which Noah wanted to convey to the participators the idea of green and low carbon life.

Prior to the forum, Noah collected and calculated data related to the Noah Wealth Center Launching Ceremony. After the event, Noah clarified and recycled the waste generated at the site and completed the redemption of 15 tons of CO_2e of CERs to offset the greenhouse gas emissions generated from the Ceremony. Noah invited a third-party professional organization to issue a carbon emission examination report for the Ceremony. Noah was granted Carbon Neutral Certificate since the carbon emission reduction passed the audit of Shanghai Environment and Energy Exchange.



上海环境能源交易所

证书编号：20230517-75

Certificate No: 20230517-75

碳中和证书

Carbon Neutral Certificate

上海诺亚投资（集团）有限公司：

经审核，贵司完成了15吨国际核证减排量（项目为云南省临沧遮奈水电站，编号：1994）用于抵消2023年5月18日在上海举办的“诺亚财富中心启动仪式活动”所产生的温室气体排放。

Shanghai Noah Investment (Group) Co., Ltd.:

After examination, your corporation has completed the redemption of 15 tCO2e of CERs (from Yunnan Lincang Zhenai Hydropower Project, No.1994), to offset the greenhouse gas emissions generated from *Noah Wealth Center Launching Ceremony* held in Shanghai on May 18th, 2023.

上海环境能源交易所

SHANGHAI ENVIRONMENT AND ENERGY EXCHANGE

2023年5月18日

'Carbon Neutral Certificate' granted by Shanghai Environment and Energy Exchange for Noah Wealth Center Launching Ceremony

Case	LEED GOLD, LEED PLATNUM and CHINA GREEN BUILDING (Three Star) certifications granted to the new headquarter of Noah

Noah Wealth Center, the new headquarter of Noah, located at Hongqiao District, Shanghai and designed by renowned architect Norman Forster, has been granted certifications of LEED GOLD, LEED PLATNUM and CHINA GREEN BUILDING (Three Star). Materials were specially selected and incorporated into the construction of the building complex for the purpose of environmental protection and energy saving. For example, low reflectivity glass is used on the glass curtain wall to reduce the influence of light reflection and avoid light pollution to surrounding buildings; strict measures are being taken to eliminate excessive discharging of waste gas and waste water; low noise facilities are selected to minimize noise effect; the curtain wall of the building complex is specially designed against bird strike, making the city more bird-friendly.

Water Use Management

The Company's water resources come from municipal water, and the purpose of water use is mainly for drinking, washroom hygiene and fire protection, etc.Through strengthening water use monitoring, recording and analysis, we try our best to explore more practical measures to save water. Employees' awareness of water saving is further cultivated through frequent publicity and guidance measures. Replace water-saving equipment to improve water utilization efficiency. Inspection system is well established to eliminate waste of water and water leakage.



Monitor water meters daily and deal with any abnormal values promptly.

Check three times daily in case of waste of water.

Water Saving

Use sensor faucets for efficient water use in tea rooms and washrooms.

Cleaning staff are responsible for saving water in bathrooms, and regularly check and record the use of various equipment such as faucets.

Resource Management

Noah actively champions and drives initiatives for managing energy and resources both internally and externally to reduce our environmental impact. Internally, in our corporate management practices, we promote resource conservation by embracing a paperless office culture through system digitization, reducing the use of paper in administrative processes, and implementing robust paper management. Externally, we encourage clients to utilize online services to minimize resource consumption during the service. Furthermore, we require external suppliers to furnish environmentally-friendly products and services in line with our sustainability goals.

We have adopted different treatment methods for recyclable waste from the routine office work, non-hazardous waste such as kitchen waste and small amount of hazardous waste, ensuring proper waste treatment. Adhering to the '3R' idea, Noah has actively implemented the garbage sorting method encouraged by the municipal government, through classifying the waste in workplace and place garbage sorting waste bins, etc., fully promote the concept of environmental protection.

Resource-conserving Measures

- Video conferencing is preferred over business trips.
- OA system is promoted to reduce paper use.
- Paper baskets are placed in copy room to recycle paper with non-confidential content.
- Office supplies are provided and recycled in a centralized manner to avoid unnecessary waste.
- Different collection methods are adopted for various wastes which are then recycled and treated by a third-party qualified company.

▼ **Materials and Waste of Noah[16,17]**

Index	Unit	2023	2022
Non-hazardous Waste Discharge Amount	tonnes	1,841.25[18]	206.00
Non-hazardous Waste Discharge Intensity[19]	tonnes/RMB million	0.56	0.07
Material Consumption Amount	tonnes	15.98	-

Responsible Supply Chain

In terms of supplier management, Noah Holdings has developed a comprehensive framework consisting of regula-tions and systems such as the *Noah's Purchasing Policy 3.0, International Purchasing Rules, Noah Supplier Management System for Purchasing,* and *Noah Bidding Management Measures for Purchasing*, establishing the groundwork for open, transparent and standardized supplier management. To integrate supplier management with ESG-related metrics and jointly advance towards sustainable development with our suppliers and partners, Noah has introduced the Supply *Chain ESG Management Guidelines*, which apply to the supply chains of Noah Holdings and its subsidiaries as well as related supply chain, mandating that our suppliers adhere not only to local regulations and laws, but also to international ESG standards encompassing environmental stewardship, health and safety, employee rights, and ethical business practices. The Guidelines will be provided to suppliers as an appendix to the contract in the form of a *Letter to Suppliers on ESG*, and the suppliers will be required to sign for acknowledgment. Additionally, we may request suppliers to furnish relevant information on their compliance with these guidelines or ensure their compli-ance through alternative monitoring activities.

---

16. The environmental statistics in this annual report covers the statistics from Noah's Shanghai Office and Hong Kong Office. Due to the technical infeasibility (workplaces are mostly mixed used), material consumption amount were not counted in 2021 and 2022. The amount of non-hazardous waste was disclosed for the first time in 2022, and the relevant statistical mechanism was optimized in 2023.

17. Due to the nature of its business, no hazardous waste and exhaust emissions (including nitrogen oxides, sulfur oxides and other pollutants regulated by national laws and regulations) is produced during its operation.

18. In 2023, all employees of Noah moved into the Noah Wealth Center in Hongqiao, Shanghai. The area of the new workplace has changed greatly, and a large amount of harmless waste is generated in the renovation process of the new workplace, so the waste data has changed greatly.

19. Non-hazardous Waste Discharge Intensity equals Non-hazardous Waste Discharge Amount / Net Revenues



Environment

Regularly monitor waste emissions, reduce natural resource depletion to minimize the negative impact of operations on the environment.

Employee Rights

Protect employees' rights, treat them fairly, and prohibit mistreatment of employees or child labor.

Health and Safety

Establish a clean and safe working environment and training system to minimize health risks to employees.

Business Ethics

Adhere to high standards of business ethics and integrity, and ensure compliance with laws against bribery, corruption and other improper business practices.

Modules covered in Noah's Supply Chain ESG Management Principles

Noah has complete process control system on its suppliers' access, management, assessment, evaluation, exit. We conduct supplier assessment twice a year and grade suppliers from A to C based on assessment results. In case of suppliers being classified as C (unqualified), online and offline measures will be taken against their misconducts. Believing in the philosophy integrity and clean work, we require suppliers to sign the Anti-Commercial bribery and anti-fraud clauses and integrity commitment Letter in the procurement contract, to create a fair competition business environment together. By the end of 2023, the number of Noah's global suppliers reached 3,765.

Key Performance

The number of Noah's global suppliers:

3,765

❚ Green Procurement

Environment protection related requirements have been considered during our bidding and procurement of physical items such as construction, decoration, furniture, paper cups, etc. We has requested our suppliers in their response to the bidding documents to provide materials of relevant environmental monitoring data and report, and Environment Management System certification, and has paid special attention to any misconduct/ dishonesty in environment protection. In the future, we plan to add ESG-related indicators to our bidding score system to support our efforts in creating Noah's green supply chain.

Key Performance

In 2023, Noah's green procurement amount reached

RMB**14.7**million

Proportion of green procurement amount to total procurement amount:

8%

Some Green Procurement Items	Content
Furniture purchasing for Noah Wealth Center	All suppliers shall use at least Grade E1 materials in their products.
Carpet	The carpet glue shall meet environmental requirement.
Air Purification and Air Quality Testing	Air purification and air quality testing shall be conducted before moving to new workplaces.
Water Purification	Water purification and quality testing shall be conducted before moving to new workplaces.
Energy and Water Conservation	Facilities to be used in workplaces that feature energy and water conservation shall be preferably procured.

Case | Work Together for a Sustainable Future | 2022 Noah's 1st Supplier Conference

In Feb 2023, Noah successfully held its 1st Supplier Conference, which was participated by more than 100 supplier representatives. Noah's representatives from the management level shared the Group's development history, diversified services, supplier ecological construction logic, and compliance/audit/financial management policies, etc. to help its suppliers gain a better knowledge of Noah's products and services and meanwhile clarified how Noah will build its procurement network in pursuit of integrity and fairness.

During the conference, a session was specially designed for signing A Letter to Noah's ESG Suppliers. In the letter, Noah expressed its anticipation that all suppliers could minimize the negative environmental impact of their operations; adhere to business ethics and the principle of integrity; provide a healthy and safe working environment for employees and minimize employee health risks; and protect the rights of employees and treat employees fairly. The conference has witnessed 100% signature of the Letter. Looking ahead, Noah will continue to commit itself to sustainable development and responsible investment by working with its suppliers and more partners for an even more eco-friendly future.


公益基金会多渠道链接，持续践行社会责任，构建资源生态
物资捐赠
Noah's 1st Supplier Conference


上海十印企业咨询中心
NOAH 諾亞控股
Signing A Letter to Noah's ESG Suppliers

Environmental Protection

As a wealth management company which has been concerned about environment protection and actively devoted itself to public welfare, Noah has always believed that man is an integral part of nature, and has turned that belief into years of practical action, adhering to the goal of sustainable development, and mobbing forward in coordination with the ecology. Since 2014, Noah has participated in a number of environmental projects with Society of Entrepreneurs & Ecology (SEE), such as 100 Million Suosuo Project, Natural Observation Manual of Sanjiangyuan Biodiversity, Noah's Ark, Green Peafowl Protection and Save the Yangtze Finless Porpoise, etc.

Noah's Heart Forest

Initiated by Society of Entrepreneurs & Ecology (SEE), the "100 Hundred Million Suosuo" project has received extensive support from the local government, herdsmen, production cooperatives, non-governmental environmental protection organizations, entrepreneurs, and the public. It aims at growing sandy oil plants (represented by saxaul) during the 10 years to restore 2 million acres of desert. The project will improve the local ecological environment and curb the spread of desertification. In addition, the economic value of saxauls is expected to help raise the living standard of local herdsmen.

Since 2014, Noah planted 387,000 saxauls in "Noah's Heart Forest" in Alxa, amounting to a total donation of RMB 4.07 million. The saxauls cover a total area of approximately 8,287 acres, achieving sand fixation of 3.8 square kilometers and carbon fixation of 7.03 thousand tons.



National Anti-Bird Collisions Action Alliance



Noah's employees are posting signs of bird strike resistance on the building glass in their workplace

The "National Anti-Bird Collisions Action Alliance" is a cross-institutional cooperation network on bird-building collision, jointly initiated by Duke Kunshan University, Friends of Nature and other organizations in 2021. In 2022, Noah became the strategic partner of the program of National Anti-Bird Collisions Action Alliance. After joining the project, Noah recruited volunteers across the country to collect relevant data through citizen science investigation, analyze bird strike factors, and study corresponding countermeasures, so as to raise awareness of bird strikes in the process of urban governance, protect migratory birds and their living environment and contribute to biodiversity conservation.

Case | Anti-Bird Collision Research and Design Forum

Co-sponsored by National Anti-Bird Collisions Action Alliance, Biodiversity and Sustainable Development Laboratory (B-Lab) of Duke Kunshan University and Noah, the Anti-Bird Collision Research and Design Forum was held in Shanghai on Oct 15, 2023, participated by more than 40 experts and entrepreneurs from fields of science, architecture, design and planning, etc. who discussed the research status of the bird collision phenomenon in Chinese cities and came up with their observations in how we can build our cities bird-friendly.


11: 00 - 11: 20
圆桌论坛一：建筑设计中鸟撞预防的意义与挑战

Site of Anti-Bird Collision Research and Design Forum

Noah's Ark-Green Peafowl Protection



Known as the "national bird of China", green peafowl is the only indigenous species of peafowl in China, only living in Yunnan Province. The wild species, which is critically endangered with very small population, is now under the national first class protection. The program of "Noah's Ark-Green Peafowl Protection" is aimed to recover the green peafowl population through delimiting the habitats for the species, establishing jointly-managed protection zone for the green peafowl habitats, building patrolling team with forestry stations and local villagers, and monitoring the breeding of the species. Since its launching in 2017, the program has successfully established five exclusive protection zone for green peacocks, restoring nearly three times the original habitat area, and the number of green peacocks in the reserve has nearly tripled.

Solely sponsored by Noah, implemented by Society of Entrepreneurs & Ecology (SEE) southwest project center, guided by local government policies and technically supported by researchers and participated by locals, the program has become an example, not only in Yunnan Province but around the country, of how businesses can cooperate with multiple stakeholders to achieve the goal of biodiversity conservation in an effective and sustainable manner. Up to the end of 2023, Noah has donated a total amount of RMB 3.5 million to the green peafowl protection program through ways of targeted support from its customers and fundraising from public platforms.

Case | Noah's Best Practice Sharing in Protecting Green Peafowl at the 10th World Conference on Ecological Restoration

The 10th World Conference on Ecological Restoration was held in Darwin, Australia from Sep 26 to 30, 2023. With the theme "Man and Nature as One, Celebrating and Restoring Connections", the conference was participated by more than 1,000 experts and scholars from over 80 countries who discussed the connections among natural environment, indigenous people and traditional communities. The "Noah's Ark - Green Peafowl Protection" program was presented in the conference as an example of program of bio-diversity conservation. Ms. Zhang Jiayu, Director of Noah Holdings and Chairman of the Sustainability Committee was invited to share the successful experience in restoring the habitats of green peafowls, demonstrating Noah's willingness to contributing business power to the achievement of 2025 prospect envisaged in Convention on Biodiversity.



DARWIN
AUSTRALIA
SER
2023
Nature and People as One:
Celebrating and Restoring Connection

SER2023
WELCOME
to the 10th World Conference
on Ecological Restoration
SEE
北京市企业家环保基金会
诺亚方舟
Noah's Ark
阿拉善SEE
西南项目中心

Noah was invited to the 10th World Conference on Ecological Restoration

06

Diverse Talents Attracted and Cultivated in Noah

Talent is a valuable asset for Noah's long-term growth and the core of the Group's sustainable development. We fully protect the rights and interests of our employees through continuous efforts, such as creating a diverse and equal enterprise culture, improving the employee assessment and motivation mechanism through establishing multi-level employee training system, and providing employees with a healthy and safe workplace environment, so as to boost their personal growth and therefore realize the common growth of Noah and its employees.

+ SDGs focus in this Chapter:



+ This chapter relates to the following major sustainable development issues:

Employee Rights and Interests Protection
Diversity and Equal Employment
Talent Acquisition and Retention
Employee Training and Development
Employee Health and Safety



Employment Responsibilities

Noah is committed to protecting its employees' legitimate rights and interests in employment and their pursuit of career development, by constantly improving the employment management system, eliminating any form of discrimination or harassment, listening to and responding to their concerns and complaints, and striving to build a diverse, equal and inclusive working environment for employees.

Employees' Rights and Interests

The Company strictly abides by national laws and regulations such as the *Labor Law of the People's Republic of China*, *Labor Contract Law of the People's Republic of China*. In strict compliance with relevant employment laws and regulations in its global operations and as an advocate of internationally recognized human rights standards established in the United Nations Guiding Principles on Business and Human Rights, the International Labour Organization Declaration on Fundamental Principles and Rights at Work and the Ten Principles of the United Nations Global Compact, Noah has always prioritized the protection of the rights of its employees. We have formulated and issued the Human Rights Policy, which is applicable to Noah Holdings, its branches and subsidiaries, and all employees and suppliers.

Human Rights Policy Principles	- Provide a safe and healthy working environment. - Treat everyone equally and without discrimination, ensure equal opportunity at work. - Say NO to child labor. - Say NO to forced, compulsory and other non-voluntary labor. - Create a communication-friendly environment and establish an open management model. - Assist employees to maintain physical and mental well-being and work-life balance. - Regularly review and evaluate the related institutions and actions.

Noah has been proactively preventing human rights related risks by strictly complying with relevant labor laws in daily operations. In case of any human rights issues, such as forced labor use, child labor use, etc. remedial measures will always be taken in the best interests of the worker or child labor to protect their interests to the greatest extent. Furthermore, Noah is going to immediately identify the problems related to labor use within its business locations and take corresponding remedial measures within 90 working days.

In its hiring of employees, professional competence is the principal factor to be considered. Employees are treated equally regardless of their race, skin color, nationality, ethnicity or national origin, gender, marital status, age, disability, family background, sexual orientation, political affiliation, etc. Furthermore, our employees are given time off they deserve in accordance with the labor laws of their stationed regions and provided salaries that are competitive in the local market. In the process of employee dismissal, the Company respects employees' intentions, adheres to relevant legal requirements and labor contracts, and conducts the dismissal procedures in accordance with applicable regulations.

Noah Group Labor Union

Noah's Labor Union Management System has expressly specified that employees have the right to freedom of association, and the legitimate rights and interests of employees are protected in strict accordance with the Union's management methods and democratic procedures. The representatives of the Labor Union are composed of employees from various business sectors such as legal, financial, and human resources. They are mainly responsible for daily union work and participate in company management-related affairs. They have the right to negotiate with the Group on an equal basis on behalf of employees.

Key Performance

In 2023, collective bargaining in Noah covered

100%

of its employees.



Equal and Diverse Employment Policy

Diverse employment policies are adopted in Noah, such as attracting talents around the world, and providing job opportunities for people from different regions, nationalities, cultures, and people with disabilities, in an effort to create equal and inclusive atmosphere in workplace. Working with local Disabled Persons' Federations (Shanghai, Beijing, Hangzhou, Kunshan), we have been proactive in providing suitable opportunities for people with disabilities. In 2023, Noah has offered work opportunities to more than 18 people with disabilities.

Key Performance

In 2023,

428 female employees

were newly recruited

accounting for

61%

of the total new recruits

Among them, the proportion of newly hired women in mid-level positions is

38%

while at the executive level, the proportion is

14%

The number of minority employees is

59

accounting for

2.3%

of the total workforce

In accordance with principles of compliance, fairness and competitiveness, Noah insists on equal pay for equal work regardless of male or female employees and strives to provide equal and non-discriminated platforms and opportunities for each employee. Over the years, we have been focusing on the development of women employees and their social influence, including enhancing economic empowerment and creating opportunities for women to enter the senior ranks, to show the world that business can be a key driver of gender equality and women's empowerment.

Key Performance



62%
■ Proportion of female employees

44%
■ Proportion of female senior managers

44%
■ Proportion of female Board members

▼ Ratio of Male to Female Pay by Rank (male: female)

Rank	2023	2022	2021
N5 and above	0.80:1	0.91:1	1.08:1
N4	0.96:1	0.87:1	1.16:1
N3	1.03:1	1.02:1	1.08:1
N2	1.13:1	1.08:1	1.00:1
N1	0.99：1	0.92:1	1.03:1

Employee Communication

Noah attaches great importance to communication and exchange with employees by formulating the *Human Resource Management Norms and Compliant Measures* as well as related sexual harassment prevention policies and complaint handling mechanisms. Employees can directly report incidents of harassment or discrimination or give feedback and suggestions directly to the department head, or through the public email of the department head, administration and brand departments, or via the employee hotline. For daily work related or IT-related problems, employees can resort to the IT repair consultation line, Noah's "Online Property Management" hotline and the regional branches "Service without Worry." A mechanism for regular communication with employees has been established, through which views on the Group's culture, working atmosphere, working environment and other aspects are collected through satisfaction surveys every year. Regional branches also carry out questionnaire surveys regularly to carefully listen to employees' needs and give timely feedback. Meanwhile, special personnel are arranged to handle relevant complainants and keep employees' personal information confidential to ensure that employees' concerns can be truthfully responded to. If an employee disagrees with the handling results, he or she can appeal directly to senior management.

In its employee satisfaction survey in 2023, Noah collected employees' opinions and issued its responses to employees' concerns mainly focused on dining experience, bathroom environment, meeting room reservation, indoor temperature control, and gym service.

Furthermore, Noah has set up a HR Help Desk for all domestic and overseas employees to consult questions regarding residence permit, household registration, employee welfare, social security provident fund, attendance, and various vacations, which will be responded by administration, finance departments, etc. In 2023, Noah supported more than 650 employees with all kinds of consultations through the platform.

Key Performance

Results of Employee Satisfaction Survey in 2023 showed

96.2%

satisfactory.



As of the end of the reporting period, Noah had contracted 2,583 employees, the number of employees in mainland China was 2,370, the number of overseas employees was 213, 100% of whom are full-time. No infringement of employees' rights and interests occurred during the year of 2023.

Key Performance

▼ Workforce Structure

▮ Employees by Gender



▮ Employees by Age



▮ Employees by Rank



▮ Employees by Educational Attainment



Key Performance

▼ Employee Turnover

The employee turnover rate of 2023 is

28.1% [20]

▮ Employee Turnover by Gender



▮ Employee Turnover by Age



20. Employee turnover rate is calculated as: number of employees left in 2023 / (number of active employees at the end of 2023 + number of employees left in 2023)

Talent Development

"One person can go fast, but a group of people can go further." Noah is well aware of the importance of talent training and team building for the long-term development of the Group. Through continuously optimizing our talent management and training programs, we are committed to building a powerful and highly competitive team.

Reserve of Talents

In its systematic building of talent team, Noah has selected its talents through "person-post matching" and "job qualification". Noah adheres to the principles of rank promotion by post, salary increase by rank, and salaries change with post to satisfy the Group's talent development needs and employees' career development demands. During the recruitment process, Noah predicts the needs for various talents based on the business development status and the current situation of talent structure, and scientifically formulates the annual talent recruitment plan to ensure growth momentum within Noah.

In order to meet the strategic development needs of the Group, encourage internal promotion and development of employees, and enhance the flexibility and adaptability of the Group, Noah has always valued its talent assets and provided high-quality training for key talents. Since 2013, Noah has launched a series of talent training programs based on the Group's strategic development requirement, such as Key Man program for key talents, Hi-Po program for high potential talents, Wings of Ark Management Trainee Program, Noah Wolf Warrior Program, Executive Committee Project, Noah Class, etc.

Key Performance

The internal promotion ratio for job vacancies in 2023 was

55.69%



Performance Assessment

Noah has been paying attention to the capability growth and value contribution of employees, and believes in dual-wheel drive of job qualification and performance management. In the formulated *Noah Group Performance Management System*，applicable to all employees, Noah insists on result-oriented performance evaluation and process management to ensure achievement of the Group's strategic objectives.

Four principles of performance assessment in Noah



Streamlined assessment method with all employee participation.	Impartiality, openness, and fairness.	Result-oriented, compliance management.	Process control, comprehensive assessment combined with examination.

Through delimiting the responsibilities of human resources departments, team managers and employees at all levels in performance management, a complete performance management cycle has been created, contributing to consensus on Noah's development goals between the Group and departments at all levels, managers and all employees, and achieving excellent performance.

Four Processes in Performance Assessment in Noah

Process	Measures
P Performance Objectives Setting	• SMART Principles: performance goals shall be Specific, Measurable, Attainable, Relevant and Time-based. • Performance objectives setting shall include key performance indicators (KPI), key work items (similar as OKR) and detailed action plans.
D Performance Review and Guidance	• Noah regularly organizes and carries out daily performance review and guidance by direct leaders, and continuously monitors whether performance achievement is progressing as planned.
C Performance Evaluation and Feedback	• In compliance with principles of classification and stratification, fairness and justice, objectivity and accuracy, and timely feedback, evaluation is conducted from three dimensions of performance, capability and attitude, to ensure the results comparable, fair, rational and effective. • Managers at all levels regularly evaluate the achievement of employees' performance goals and give feedback and guidance accordingly.

| A

Performance
Result Application | • For the purposes of job qualification and performance management, the performance results are applied in salary adjustment, bonus payment, post adjustment, training and development, annual evaluation, talent inventory and so on.
• For employees with different performance output, various measures are taken to motivate the employees to continuously improve their work performance. |
|---|---|

In case that the employees have any objection to the result or any quires during the communication process after receiving the feedback of the performance appraisal, he/she can submit the Performance Appeal Form to the Talent Center of the Group by mail, or in formal writing or through the online system within 5 working days after the performance result is issued. The Talent Center will give timely reply within 5 working days after receiving the complaint and contact the employee's main evaluator or his/her leaders for further communication.

Training and Advancement

Noah cares about the spiritual wellness, learning and career development of employees. From aspects of knowledge, skills and attitude, Noah provides hierarchical training programs for new employees, on-campus recruits, 3R professionals, mid-level managers, and group executives, striving to create a benchmark of professional training in the asset management industry. Each of Noah's employee is offered dual development channels of "management" and "professionalism" and provided a variety of career development possibilities. Rotation is encouraged in Noah to equip employees with broad but also specialized knowledge and capabilities. In addition, equal promotion opportunities and adequate career development space are provided to all employees including newly recruited.



New Employee Training

Noah has set up systematic training courses for new employees to help them quickly integrate into the corporate culture, familiarize themselves with the business model and organizational structure, and master the common skills necessary for the workplace. In our self-developed online learning education platform, we have set up a special module tailored for Noah's new recruits, which includes compulsory courses and elective ones based on the characters of the position. All new employees are required to participate in the offline new employee training after completing the required courses, and relevant training outcomes and learning records constitute essential criteria in determining the probationary status of new employees.



New Employee Training: Four Classes and One Training

- **Compulsory**
  - Culture
  - Business
  - General Knowledge
  - Change
- **Elective**
  - Financial Markets Overview
  - Noah's Product Information
  - Product Workflow
  - …
- **Newcomer Class Training**

Compulsory and elective courses tailored for new employees on Noah Academy App

Tailored onboarding training programs are strategically designed by Noah to empower and cater to the diverse needs of various types of new employees.

- "Sapling" training camp tailored for fresh graduates: to cultivate Noah's future private bankers, investment research experts and champions in management.
- "Noah Executive Accelerator": to help new executives integrate into Noah's culture, master business operations and products, and establish key working relationships.

Noah implements a mentorship program to pair new employees with mentors, aiding newcomers in mitigating feelings of unfamiliarity and facilitating their swift assimilation into Noah's culture and operations. In 2023, over 600 individuals participated in Noah's new employee training, encompassing all campus recruits and social recruitments.

Case | Noah's Training Program Supports Fresh Graduates to Transform from Graduate Trainees to Professionals in the Workforce

In 2023, Noah, in cooperation with Peking University, Tsinghua University, Guangdong University of Foreign Studies, South China University of Technology, Zhejiang University, and Nanjing University, carried out on-campus recruitment for fresh graduates, and held a one-week offline training for 80 newly recruited graduates. The training courses were designed to cover contents about business culture, business operation, and general knowledge in workplace to help the recruits make an easy transformation from graduate trainees to professionals.

Professional Development Training

Noah has launched various job-specific development training programs. In Noah Triangle client management model, members in the wealth management team are divided into AR (Account Representative), SR (Solution Representative), and FR (Fulfill Representative) based on their expertise, and are provided training programs aligned with the job development and business knowledge.

▼ Professional Training on Wealth Management

Position		Training Courses
AR	New Recruits	APP plan: training on clients prospecting, client relations maintenance, asset allocation capability, collaborative capacity, and all-round knowledge view.
	AR Highly Advanced /High Potential AR	AR training in rotation: training on comprehensive asset allocation knowledge about wealth management, insurance planning, legal and tax planning, identity planning, family wealth inheritance planning and other comprehensive asset allocation knowledge with a goal of cultivating a group of consulting experts in providing solutions on family wealth inheritance.
	Top AR	3T Club: focusing on the growth of employees, but also the transformation of production capacity, to become the "crown pearl" and a leading vane within China's wealth management industry which will lay foundation for the realization of Noah's strategy.
FR	New Recruits	Strengthen skills in improving product duration through training and actual practice, and communication through simulation exercises.
SR	All SR	Improve asset allocation capability of SR in each product line through training and actual practice.

Noah has built its own special system of instructors and part-time lecturers to support Noah's management strategy and sustainable business development from the two focus points of talent development and business advancement. For part-time lecturers and instructors, we have issued the *Noah Measures for Mentor Management* and established a training and evaluation mechanism for them. The professional knowledge and service skills of seed lecturers have been enhanced through regular training, certification, theme events and daily work.

Noah encourages all employees to pursue advanced studies in their spare time and obtain career-related qualifications and degrees while assisting employees to apply for national professional titles and government subsidies. In order to help all employees engaged in fund promotion, marketing, consulting, etc. who are planning to take examinations in fund qualification, HKSI securities and futures practitioner qualification, etc. to obtain professional qualifications, Noah has provided necessary support for them through regularly sharing tips and notices related to the examinations by email.

Leadership Training

In various forms of Noah's management and leadership empowerment training, programs and courses are correspondingly developed based on the development cycle and responsibility scope of management positions.

Noah's Management and Leadership Empowerment Training

Position	Training Courses	
Wealth Management Professionals	Morning Star Leadership Training Camp	Training for basic skills of initial management, and providing special assistance and guidance for role cognition, time management, performance management, team building, etc.
	NCM City Manager Training Camp	Providing special assistance and guidance to city managers in terms of operation, management, and performance improvement to cultivate comprehensive management qualities in strategy, business competence, employment, decision-making, influence, and leadership.
Leaders	"The New Leader" Training Program	Designated for lower-level managers, focusing on business, management, situational leadership, role transformation, project management, communication, and influence skills.
	"The Ivy" Training Program	Designated for mid-level managers, focusing on team management, employee coaching, employee motivation, strategy decomposition and execution, cross-functional communication, and influence.
	"The Big Dipper" Training Program	Designated for senior managers, focusing on leadership advancement, effective decision-making, legal compliance, organizational behavior, industry trends, etc.


Organization Management
Operations Management
Managing Teams
Managing People
Managing Oneself
Business thinking
Strategic thinking
Efficiently accomplishing tasks
Supporting company strategy
Team excellence
Business thinking
Individual success
team success
Acceleration for Junior Management
Empowerment for Middle Management
Adaptability in Tactics for High-level Management

Leadership Training System on Wealth Management

Additionally, newly appointed managers are empowered from aspects of business operation, communication, and comprehensive management through 90 days of mentor guidance, to help them become qualified for the new position as soon as possible and achieve a successful transformation.

▼ Employee Training

Indicators	2023	2022	2021
Number of employees involved in training (person-time)	2,833	2,579	3,105
Total training hours (hrs)	231,859	216,057	240,866.45
Average training hours per person (hrs)	81.84	83.77	77.57
Total investment in training (10,000 RMB)	264	900	540

Occupational Health and Safety

Noah is committed to creating and maintaining a healthy and safe workplace to make employees feel more assured in achieving self-value in working. The Company strictly abides by laws and regulations including the *Production Safety Law of the People's Republic of China* and the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases*. The *Safe Working Environment and Policies to Protect Employees from Occupational Hazards* has been formulated, requiring all employees to abide by relevant regulations on occupational health and safety.

Occupational Health and Safety Measures

- Establish safety procedures for dealing with identified hazardous work.
- Provide necessary protective equipment and medical insurance for employees.
- Ensure hygiene and safety in workplace and regular inspection of machinery and equipment.
- Regularly record and analyse the occurrence and causes of work-related accidents.
- Prohibit the use and purchase of alcoholic beverages and illicit drugs during working hours.
- Establish emergency measures in the event of contingencies such as fire or explosion.
- Regularly arrange first aid, fire prevention and evacuation drills.

Noah has been providing an annual health check-up for all contracted employees, and actively promoting healthy eating habits through health tips. In addition, first aid kits and commonly used OTC drugs are placed in the office and regularly checked for timely treatment of slight injuries and minor ailments, serving as a "health umbrella" for employees.

Case │ Carry out Fire Drills and Strengthen Response to Emergencies

In 2023, more than 1,000 employees of Noah Shanghai Office participated in 2 fire drills organized by Xinhong Street Firehouse Branch. Through on-site fire evacuation practice and teaching and explanation of fire rescue materials, employees' crisis awareness and self-rescue skills were strengthened thus reducing losses caused by emergency incidents.




▼ Occupational Health and Safety

Indicators	Unit	2023	2022	2021
Number of work-related fatalities	/	0	0	0
Rate of work-related fatalities	%	0	0	0
Number of Workdays Lost to Work-Caused Injuries (LWCI)	Day	0	5	0

Salary and Benefits

Noah has established a comprehensive employee welfare and care system, providing employees with competitive compensation rewards, conducting diverse care activities to enhance employees' sense of achievement and happiness.

Salary and Benefits

To harness the inner drive for Noah's continuous growth, effectively incentivize employees' contributions, better attract and retain talent, and support business growth, Noah has established a compensation system aligned with the Group's strategy and operation and has formulated the compensation management rules.

Noah sets differentiated salary standards based on different job attributes and industry characteristics, providing employees with competitive overall compensation packages in the market, which consists of three parts: fixed income, variable income, and various benefits. Fixed income includes base salary and various special allowances, while variable income includes various bonuses and annual bonuses. Additionally, Noah ensures that all employees enjoy statutory social insurance benefits such as pension, medical, unemployment, work-related injury, maternity insurances, and housing provident fund according to the relevant labor laws and regulations in each operational location globally. Moreover, employees are entitled to statutory holidays, annual leave, sick leave, personal leave, marriage leave, bereavement leave, maternity leave, paternity leave, parental leave, and work-related injury leave. In 2023, a total of 218 employees took parental leave, including 84 males and 134 females.

To retain outstanding employees and fully motivate their enthusiasm, Noah provides long-term incentive schemes such as equity incentives, excess profit incentives, and medium to long-term strategic bonuses for core employees who have made outstanding contributions to the Group. The longest vesting period for stocks and options is 4 years, and any unvested stocks or options will be forfeited immediately if the employee leaves the Group. In 2023, 100% of employees/executives were entitled to equity incentives, excess profit incentives, and medium to long-term service rewards.

Key Performance

Ratio of the CEO's annual pay to the median of all employees' annual pay:

17.42:1

Ratio of the CEO's annual pay to the average of all employees' annual pay:

12.55:1



Employee Care

Noah cares deeply about the welfare of its employees, continually improving various welfare benefits and establishing a comprehensive care system covering all employees. In addition to statutory benefits, the Group provides comprehensive and diverse supplementary benefits for all its employees, such as holiday bonuses, birthday benefits, marriage, funeral, and childbirth allowances, various commercial insurances, and other employee care benefits.

▼ Noah's Complete Care System (Supplementary Benefits System)

Job Entry	• Referral Bonus • Flexible Working Hours
Job Transfer	• Expatriate Allowance • Housing Subsidy • Home Leave
Household Registration	• Residence Permit Processing • Processing of Various Types of Household Registration
Health Care	• Gym • Employee Discounted Meals
Disease	• Supplementary Medical/Critical Illness Insurance
Maternity	• Mommy's Room for Breastfeeding Employees
Weddings and Funerals	• Marriage Gift Allowance • Funeral Grant
Housing	• Talent Apartments • Regional Rental Subsidies
Special Care	• Employee Mutual Aid Fund

110

Key Performance

In 2023, Noah Group's Labor Union assisted employees at the Shanghai office in applying for Yangpu District rental subsidies.

A total of

47 employees

met the requirements and successfully completed the application process

receiving a total subsidy amount of

RMB **537,000**

While Noah's business is rapidly growing, we also pay closer attention to the physical and mental health of our employees. In addition to the existing statutory insurance and commercial insurance benefits, the Group has established a comprehensive and multi-level employee guarantee system, covering all employees including interns and dispatched workers. We have also carefully selected supplementary medical, comprehensive accident, and lifelong critical illness insurance plans for employees' families. Furthermore, to meet the needs of our overseas business expansion, Noah has planned and enhanced comprehensive guarantee plans for employees during overseas business trips or assignments.

Key Performance

Total expenditure on commercial insurances for all employees in 2023:

RMB **6,142,172**

Total expenditure on holidays and commemorative days for all employees in 2023:

RMB **2,428,572**



In 2023, Noah relocated its Shanghai office. Taking into consideration the changes in commuting distance for employees, we implemented flexible assessment rules for Shanghai office employees. Additionally, we introduced phased work-from-home policies for pregnant employees to meet their flexible work needs.



❚ Promoting Employees' Physical and Mental Well-being

Noah regularly plans and organizes various cultural and sports activities, including holiday events, trips, gatherings, family-friendly activities, and care events, enriching employees' cultural lives and strengthening their sense of unity and belonging. Additionally, we provide spacious and comfortable facilities free of charge for employees, such as gyms, yoga rooms, multimedia rooms, and shower facilities, allowing them to relax and exercise both physically and mentally during their leisure time at work, ensuring their overall well-being.



The parent-child activity for Children's Day on June 1, 2023



The Dragon Boat Festival zongzi-making activity in 2023

Various interest clubs have been spontaneously established by employees, which are under the management of Group's Labor Union, covering sports and fitness, hobbies, professional and academic fields, etc., fully promoting positive communication among employees. As of the end of this reporting period, the registered clubs under the Group's Labor Union include a total of 17 clubs, including yoga club, football club, basketball club, badminton club, fitness club, pet club, golf club, etc.



Fitness Club



Yoga Club

Case | Noah's Gym Becomes a New Place for Employees to Keep Fit.

In May 2023, Noah's Gym was officially put into use, where employees can participate in group classes for free and enjoy a variety of fitness experiences. As of December 31, 2023, the number of gym members totaled 210, and a total of 5,931 workouts were achieved, with a cumulative fitness time of more than 7,000 hours.



NOAHFIT
诺动力
TRAINING
团课来啦
免费
体验
TRAINING

NOAH FIT
诺动力健身房
5月24日试营业~免费哟!
开放时间
工作日 11:30-13:00 ,18:00-21:00
健身区
健身区分为：有氧区、固定力量区、自由力量区、私教区、团操房，另有淋浴区、更衣室
试营业期间（5月24日至7月7日）私教区、团操房暂不开放
强身健体，完美塑形，一起快乐燃脂！！！

Protect Women's Rights and Interests

Since the foundation of Noah Women's Federation in 2021, we have continued to provide resources, information, and training to female employees to boost their own career development and well-being in achieving the federation's goal of safeguarding female employees' rights and interests. In 2023, we had been striving to meet that goal from five aspects: gender equality education, women's career advancement training, happy family building, women's rights protection, and women's health and benefits.

Women Care Measures

Gender Equality Education	• Organize theme events and lectures to promote public awareness of the importance of gender equality and eliminate gender discrimination.
Career Advancement Training	• Hold career advancement training program to enhance female employees' professional capabilities.
Happy Family Building	• Organize lectures on family education and provide marriage counselling services to help increase family communication and improve intimate relations.
Women's Right Protection	• Set up a hotline dedicated to issues on protection of women's legitimate rights and interests in the workplace.

Health and Benefits	• Provide health consultation services, including mental stress relief, traditional Chinese medicine lectures and teaching of HPV vaccine related knowledge. • Provide "mommy's rooms" for breastfeeding employees to satisfy their needs for a private and comfortable breastfeeding space.

❘ Noah Mutual Fund

Noah Mutual Fund was established under Noah Group Labor Union, focusing on the cardiovascular and cerebrovascular health of employees and their families, alleviating difficulties in living caused by serious illness or significant misfortune, thus creating a mutual assistance and support mechanism led by enterprises, operated by Noah Group Labor Union and participated by employees. Once the employees have paid for joining Mutual Fund, they will become a member of the organization and enjoy the benefits provided for that year.



07

Fulfill Social Responsibility with Love and Charity

Noah is dedicated to a path of sustainable corporate development, actively fulfilling social responsibility while creating economic value. We continuously focus on rural revitalization, ecological conservation, and other areas, engaging in a wide range of social welfare and charity projects. We call upon Noah employees, senior executives, clients, and the wider public to participate extensively, collaborating with like-minded partners from all walks of life to create social value and enhance social well-being.

+ SDGs focus in this Chapter:


1 NO POVERTY
3 GOOD AND WELL-BEING
4 QUALITY EDUCATION
14 LIFE BELOW WATER
15 LIFE ON LAND
17 PARTNERSHIPS FOR THE GOALS

+ This chapter relates to the following major sustainable development issues:

Community Investment and Charity
Climate Change Response
Efforts to Promote Industry Development



To continuously contribute to social value and effectively fulfill our social responsibility, Noah established the Shanghai Noah Foundation in 2014. Guided by the mission of "cultivating a grateful heart, promoting benevolent actions, fostering a life rich in compassion, and fulfilling corporate social responsibility", the foundation focuses on spiritual welfare, environmental protection, education, humanities, and support for disadvantaged groups. The foundation carries out public welfare and charity projects through systematic funding and public advocacy. Additionally, Noah has developed certain policies such as *the Internal Management Regulations of Noah Public Welfare Foundation*, *the Project Management Regulations of Noah Public Welfare Foundation, and the Financial Management Regulation of Noah Public Welfare Foundation* to ensure the orderly implementation of various charity projects by the Shanghai Noah Foundation in a standardized, institutionalized, and scientific manner. During the reporting period, the Shanghai Noah Foundation expended a total of RMB 6.289 million in charitable donations.

Key Performance

In 2023, charitable donations expended by the Shanghai Noah Foundation amounted to

RMB **6,289,096.39**



Case | Shanghai Noah Foundation Gains a Transparency Score of Full Mark in the CFC Transparency Index FTI for Three Consecutive Years

On January 12, 2024, the 2023 CFC Transparency Index FTI[21] Forum was held in Beijing. In this FTI 2023 Report, the Shanghai Noah Foundation scored full marks, achieving an A+ transparency rating and ranking tied for first nationwide. This marks the third consecutive year that the Shanghai Noah Foundation has achieved a full score in the CFC Transparency Index FTI.



CFC
证书编号：20240112003854
中基透明指数FTI2023证书
上海诺亚公益基金会：
贵基金会在中基透明指数FTI2023获得100分，特发此证。
基金会中心网
2024年01月12日

Certificate of CFC Transparency Index FTI 2023

21. The FTI (Foundation Transparency Index) serves as a comprehensive gauge of the level of self-discipline and transparency among foundations in China. It is primarily informed by pertinent laws and regulations, including the Charity Law of the People's Republic of China and the Measures for the Disclosure of Information by Charitable Organizations. The indicators encompass the disclosure of information across four key domains: organizational structure, financial operations, project activities, and fundraising practices.

Caring for Autistic Children

Harbor of Stars – Caring for Autistic Children program, initiated by the Shanghai Noah Foundation in 2015, is a targeted charity project aimed at helping autistic groups in China. It focuses on six areas: supporting autism special education institutions, enhancing the professional skills of autism special education teachers, empowering the parents of autistic children, supporting the rehabilitation of autistic children, assisting the social employment of autistic adults, and advocating for autism awareness in society. As of 2023, the Shanghai Noah Foundation has donated over RMB 5.18 million to autism charities, organized numerous autism care promotion and fundraising events, and rallied support from all sectors of society, bringing warmth and assistance to the autistic community.

Case｜Harbor of Stars – Caring for Autistic Children program

In April 2023, the 17th "Desert Mental Journey" charity campaign was officially initiated. This campaign is one of the major outdoor projects of Shanghai Noah Foundation Care's spiritual charity. Participants are invited to promote and fundraise for specific charity projects before the trip. Upon achieving the fundraising target, they qualify for the journey, innovatively combining outdoor exercise with spiritual charity. The campaign raised funds from 1,966 individuals, totaling over RMB 260,000, and the proceeds will be specifically used for the Harbor of Stars – Caring for Autistic Children program of the Shanghai Noah Foundation.



Desert Mental Journey

Case ｜ "Music for Love, Stars for Dreams" Noah Charity Concert

On December 3, 2023, coinciding with World Disability Day and International Volunteer Day, children from three autism institutions long supported by the Shanghai Noah Foundation, along with the Noah Youth Philharmonic, presented a charity concert for caring supporters of society and volunteers who care for and support autistic children. The concert, composed with love, aimed to draw attention to the autistic community through the power of music, which attracted more than 150 audiences. Noah will continue to fulfill its mission of "Fulfilling Social Responsibility with Love and Charity" through action, steadfastly supporting autism care endeavors.





"Music for Love, Stars for Dreams" Noah Charity Concert

Emergency Assistance

Shanghai Noah Foundation takes action to embody its mission of "cultivating a grateful heart, promoting benevolent actions, fostering a life rich in compassion, and fulfilling corporate social responsibility ". It actively engages in disaster relief efforts to assist affected communities during challenging times.

Case | Extending Warmth to the People Affected in Wuchang City, Northeast China

In August 2023, persistent rainfall caused flooding in multiple villages and towns in Wuchang City, Heilongjiang Province in northeast China, affecting tens of thousands of people. Responding swiftly to the situation, the Shanghai Noah Foundation established a dedicated "Disaster Response" task force. In collaboration with the One Foundation, it devised a donation execution plan tailored to the needs of the disaster-stricken area. Nearly 1,640 sets of cotton quilts, valued at nearly RMB 200,000, were provided to the flood-affected regions of Heilongjiang Province, delivering much-needed warmth to those in need.


壹基金 风雨同舟
上海诺亚公益基金会与壹基金一起行

Delivery of 1,640 sets of cotton quilts supported by the Shanghai Noah Foundation to the disaster area

Rural Revitalization

Noah remains committed to its principle of "Bringing people together, practicing social inclusion in action," and actively responding to the national strategy of rural revitalization. Over the years, Shanghai Noah Foundation has participated in and supported an array of rural assistance projects. In 2023, as one of the first 16 foundations to participate in the "Empowering Yunnan-Hubei Cooperation in Rural Revitalization under the '163 Million Charity Action'" initiative in Shanghai, the Shanghai Noah Foundation responded positively to the government's call to offer targeted assistance to Yunnan, pledging to provide no less than RMB 1 million in public assistance to Yulong County, Yongsheng County, and Ninglang County in Lijiang City, Yunnan over the next three years. These supports will be directed towards the construction of educational facilities, disease treatment, intangible cultural heritage preservation, and other initiatives, contributing our efforts to rural revitalization.

Case ｜ Shanghai Noah Foundation Supports Rural Revitalization in Yulong County

Yulong County, Lijiang City, Yunnan Province, as the only autonomous county of the Naxi (Nakhi) ethnic group in China, plays a crucial role in the inheritance and development of ethnic culture. However, it faces challenges such as weak basic education and inadequate medical facilities. On April 18, 2023, the Shanghai Noah Foundation signed a framework agreement for social assistance with the Yulong County Rural Revitalization Bureau of Lijiang, Yunnan, aiming to achieve resource complementarity through social assistance, provide practical assistance to the people in Yulong County, and jointly create a new vision for rural revitalization.



The scene of the signing ceremony

Ecological Protection

Shanghai Noah Foundation adheres to the concept of long-termism and actively practices environmental charity. It has participated in projects such as the "100 Million SuoSuo" Project, "Green Peafowl Conservation" and "Save the Smile of the Yangtze River - Save the Yangtze Finless Porpoise," continuously contributing our strength to achieving a wonderful vision of harmonious coexistence between humans and nature.

Case | Noah Conducts Charity Actions of Scientific Life Release in Five Regions Nationwide

Stock enhancement is an important measure to restore fishery resources and protect biodiversity. On June 6, 2023, on the occasion of the 9th National "Fish Release Day," the Shanghai Noah Charity Foundation in collaboration with various parties, jointly conducted the "From Mountains to the Sea - 66 Synchronized Scientific Releases" event in Kunming, Chongqing, Wuhan, Nanjing, and Shanghai, under the guidance from Yangtze River Basin Fishery Supervision and Administration Office of the Ministry of Agriculture and Rural Affairs and fishery administrative authorities. Organizers of this event also include the Hubei Charity Federation, Shanghai Yangtze River Fish Protection Foundation, Shanghai Noah Charity Foundation, Hubei Yangtze River Ecological Conservation Foundation, SEE Conservation, SEE Foundation, and Guangdong Guoqiang Foundation.

During this event, Noah raised over RMB 140,000 in donations, which were used to support the release of fish species such as the Sinocyclocheilus grahami, Chinese Sturgeon, Yangtze Sturgeon, and Odontobutis obscurus, as well as the construction of release stations. On that day, over 220,000 aquatic creatures were released in the five cities mentioned above, making outstanding contributions to the conservation of endangered fish species and a healthy Yangtze River ecosystem.


从高山到大海
66同步科学放流

The scene of the "From Mountains to the Sea - 66 Synchronized Scientific Releases" event in Shanghai


殖放流 科学护鱼
共建鱼水相亲

The scene of the "From Mountains to the Sea - 66 Synchronized Scientific Releases" event in Nanjing

Spreads of Love

Shanghai Noah Foundation is dedicated to embodying a sense of responsibility and harnessing the power of love. We advocate Noah employees, clients, and like-minded partners to actively participate in all kinds of charity endeavors, fulfilling our mission of social care. Throughout the reporting period, we orchestrated initiatives such as charity walks, visits to children, and charity bazaars, spreading the warmth of charity to reach more people.

Case ｜ 518 Noah Charity Bazaar

On May 18, 2023, the Noah relocation ceremony took place at the Noah Wealth Center, with the charity bazaar serving as a pivotal event that drew the involvement and support of numerous employees, clients, and the social public. A total of 27 social organizations and caring enterprises participated in the charity bazaar. Activities included the sale of handicrafts crafted by autistic children, demonstrations and sales of environmentally friendly products, charity sales of products from philanthropic enterprises, as well as charity exhibitions and performances. The event aimed to raise the public's awareness of issues such as autism, environmental protection, and rural revitalization, and finally raised over RMB 9,000 to be allocated to support charitable endeavors.



The "518 Charity Bazaar"



Handcrafts made by autistic children

Case | Contribute our love to the “99 Giving Day”

The year 2023 marked the 7th year of Noah's participation in Tencent's "99 Giving Day." During the event this year, the Shanghai Noah Foundation supported two projects: “Harbor of Stars – Caring for Autistic Children program” and "Noah's Ark - Green Peafowl Conservation." Through online channels, Noah mobilized executives, employees, and partners to actively participate in and promote fundraising efforts for providing rehabilitation intervention skills training for autistic children and protecting peafowl habitats. Additionally, the Shanghai Noah Foundation organized a charity sale in the workplace, featuring donated items such as unused books, handicrafts, toys, and creative and handcrafted works by autistic children. Through online and offline efforts, Noah rallied enormous support with every piece of love, with 405 participants contributing a total of RMB 65,737.59 on the 99 Giving Day.



金秋9月，和诺亚
一块做好事
Together for Good!
2023.09.06-->09.09

99公益日
初秋9月
与诺亚一起做好事
Together for good
腾讯公益
NOAH 諾亞公益基金會

Promotion of the 99 Giving Day event

Index table of indicators

⚏ HKEX Content Indexes

Mandatory Disclosure Requirements	Pages
Governance structure	17-25
Reporting principles	1-2
Reporting boundary	1

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Pages
A. Environment			
A1: Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	82
	A1.1	The type of emissions and respective emissions data.	84
	A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	84
	A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	88
	A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	88
	A1.5	Description of emissions target(s) set and steps taken to achieve them.	75-76, 82-83
	A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	86-87

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Pages
A2: Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	86-87
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	84
	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	84
	A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	75-76, 82-83
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	86-87
	A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	N/A [22]
A3: The Environment and Natural Resources	General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	75-76, 81-82
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	78-94
A4: Climate Change	General Disclosure	Polices on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer	77-81
	A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	80-83

---

22. The Group's operating process does not include manufacturing, and the indicators related to the total amount of packaging materials used for manufacturing are not applicable for Noah.

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Pages
B. Social			
Employment and Labour Practices			
B1: Employment	General Disclosure	Information on: (a) the policies; and(b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	95-114
	B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	99
	B1.2	Employee turnover rate by gender, age group and geographical region.	99
B2: Health and Safety	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to providing a safe working environment and protecting employees from occupational hazards.	107
	B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	107
	B2.2	Lost days due to work injury.	107
	B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	107
B3: Development and Training	General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	102-106
	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	106
	B3.2	The average training hours completed per employee by gender and employee category.	106

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Pages
B4: Labour Standards	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to preventing child and forced labour.	95
	B4.1	Description of measures to review employment practices to avoid child and forced labour.	95
	B4.2	Description of steps taken to eliminate such practices when discovered.	95
Operating Practices			
B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	88-90
	B5.1	Number of suppliers by geographical region.	89
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	88-90
	B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	88-90
	B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	88-90
B6: Product Responsibility	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	61
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A[23]
	B6.2	Number of products and service related complaints received and how they are dealt with.	61
	B6.3	Description of practices relating to observing and protecting intellectual property rights.	38

23. The Group's operations do not include physical product manufacturing or recycling.

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Pages
B6: Product Responsibility	B6.4	Description of quality assurance process and recall procedures.	N/A[24]
	B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	50-51
B7: Anti-corruption	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to bribery, extortion, fraud and money laundering	34-36
	B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	35
	B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	34-36
	B7.3	Description of anti-corruption training provided to directors and staff.	37
Community			
B8: Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests	115
	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	115-122
	B8.2	Resources contributed (e.g. money or time) to the focus area.	115-122

24. The Group's operations do not include physical product manufacturing or recycling.

≡ GRI Content Index

Statement of use	Noah Holdings refers to the Global Reporting Initiative (GRI) standards in preparing this report, covering the period from January 1, 2023, to December 31, 2023.
GRI used	GRI 1: Foundation 2021

Topics Standards	Disclosure Items	Pages
	2-1 Organizational detail	7-10
	2-2 Entities included in the organization's sustainability reporting	1-2
	2-3 Reporting period, frequency and contact point	1-2
	2-4 Restatement of information	1-2
	2-5 External assurance	/
	2-6 Activities, value chains and other business relations	7-16
	2-7 Employees	95-114
	2-8 Workers who are not employees	/
	2-9 Governance structure and composition	17-25
	2-10 Nomination and selection of the highest governance body	17-18
GRI2: General Disclosures	2-11 Chair of the highest governance body	18
	2-12 Supervisory role of the highest governance body in overseeing the management of impacts	17-25
	2-13 Delegation of responsibility for managing impacts	21-25
	2-14 Role of the highest governance body in sustainability report	39-40, 45
	2-15 Conflicts of interest	17, 26
	2-16 Communication of critical concerns	43-44
	2-17 Collective knowledge of the highest governance body	39-41
	2-18 Evaluation of the performance of the highest governance body	27

Topics Standards	Disclosure Items	Pages
GRI2: General Disclosures	2-19 Remuneration policy	27
	2-20 Process to determine remuneration	27
	2-21 Annual total compensation ratio	/
	2-22 Statement on sustainability development strategy	41
	2-23Policy commitments	17, 26-29, 34-36
	2-24 Embedding policy commitments	21-25, 28-29
	2-25 Processes to remediate negative impacts	36
	2-26 Mechanisms for seeking advice and raising concerns	28-29
	2-27 Compliance with laws and regulations	34-36
	2-28 Membership associations	15-16
	2-29 Approach to stakeholder engagement	43-46
	2-30 Collective bargaining agreements	95
GRI3: Material Topics	3-1 Process to determine material topics	45-46
	3-2 List of material topics	48
	3-3Management of material topics	45-46
GRI201: Economic Performance	201-1 Direct economic value generated and distributed	8
	201-2 Financial implications and other risks and opportunities due to climate change	80
	201-3 Defined benefit plan obligations and other retirement plans	109-112
	201-4 Financial assistance received from government	/
GRI202: Market Presence	202-1 Ratio of standard entry level wage by gender compared to the local minimum wage	97
	202-2Proportion of senior management hired from the local community	/
GRI203: Indirect Economic Impacts	203-1 Infrastructure investments and services supported	97
	203-2 Significant indirect economic impacts	/

Topics Standards	Disclosure Items	Pages
GRI204: Procurement Practices	204-1Proportion of spending on local suppliers	/
GRI205: Anti-corruption	205-1 Operations assessed for risks related to corruption	34-36
	205-2 Communication and training about anti-corruption policies and procedures	37
	205-3 Confirmed incidents of corruption and actions taken	35
GRI206: Anti-competitive Behavior	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	/
GRI207: Tax	207-1 Approach to tax	28-29
	207-2 Tax governance, control and risk management	28-29
	207-3 Stakeholder engagement and management of concerns related to tax	28-29
	207-4 Country-by-country reporting	/
GRI301: Materials	301-1 Materials used by weight or volume	88
	301-2 Recycled input materials used	/
	301-3 Reclaimed products and their packaging materials	/
GRI302: Energy	302-1 Energy consumption within the organization	84
	302-2 Energy consumption outside of the organization	84
	302-3 Energy intensity	84
	302-4 Reduction of energy consumption	82-83
	302-5 Reductions in energy requirements of products and services	/
GRI303: Water and Effluents	303-1 Interactions with water as a shared resource	86
	303-2 Management of water discharge-related impacts	86
	303-3 Water withdrawl	86
	303-4 Water discharge	86
	303-5 Water consumption	84

Topics Standards	Disclosure Items	Pages
GRI304: Biodiver-sity	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	91-94
	304-2 Significant impact of activities, products and services on biodiversity	91-94
	304-3 Habitats protected or restored	93-94
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operation	93-94
GRI305: Emission	305-1 Direct (Scope 1) GHG emissions	84
	305-2 Energy indirect (Scope 2) GHG emissions	84
	305-3 Other indirect (Scope 3) GHG emissions	84
	305-4 GHG emissions intensity	84
	305-5 Reduction of GHG emissions	/
	305-6 Emissions of ozone-depleting substances (ODS)	/
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	/
GRI306: Waste	306-1 Waste generation and significant waste-related impacts	87
	306-2 Management of significant waste-related impacts	87
	306-3 Waste generated	88
	306-4 Waste diverted from disposal	87
	306-5 Wastes directed to disposal	87
GRI308: Supplier Environmental Assessment	308-1 New suppliers that wete screened using environmental criteria	89-90
	308-2 Negative environmental impacts in the supply chain and actions	88-89
GRI401: Employ-ment	401-1 New employee hires and employee turnover	96
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	109-114
	401-3 Parental leave	109

Topics Standards	Disclosure Items	Pages
GRI402: Labor/Management Relations	402-1 Minimum notice periods regarding operational changes	/
GRI403: Occupational Health and Safety	403-1 Occupational health and safety management system	107
	403-2 Hazard identification, risk assessment, and incident investigation	107
	403-3 Occupational health service	107
	403-4 Worker participation, consultation, and communication on occupational health and safety	107
	403-5 Worker training on occupational health and safety	107
	403-6 Promotion of worker health	107
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	107
	403-8 Workers covered by an occupational health and safety management system	107
	403-9 Work-related injuries	108
	403-10 Work-related ill health	108
GRI404: Training and Education	404-1 Average hours of training per year per employee	106
	404-2 Programs for upgrading employee skills and transition assistance programs	102-106
	404-3 Percentage of employees receiving regular performance and career development reviews	100-102
GRI405: Diversity and Equal Opportunity	405-1 Diversity of governance bodies and employees	17
	405-2 Ratio of basic salary and remuneration for women to men	97
GRI406: Non-discrimination	GRI406: Non-discrimination	95
GRI407: Freedom of Association and Collective Bargaining	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	95
GRI408: Child Labor	408-1 Operations and suppliers at significant risks from incidents of child labor	95

Topics Standards	Disclosure Items	Pages
GRI409: Forced or Compulsory Labor	409-1 Operations and suppliers at significant risks for incidents of forced or compulsory labor	95
GRI410: Security Practices	410-1 Security personnel trained in human rights policies or procedures	/
GRI411: Rights of Indigenous Peoples	411-1 Incidents of violations involving rights of indigenous peoples	/
GRI413: Local Communities	413-1 Operations with local community engagement, impact assessments, and development programs	115-122
	413-2 Operations with significant actual or potential negative impacts on local communities	/
GRI414: Supplier Social Assessment	414-1 New suppliers that were screened using social criteria	88-90
	414-2 Negative social impacts in the supply chain and actions taken	88-90
GRI415: Public Policy	415-1 Political contributions	/
GRI416: Customer Health and Safety	416-1 Assessment of the health and safety impacts of product and service categories	/
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	/
GRI417: Marketing and Labeling	417-1 Requirements for product and service information and labeling	70-71
	417-2 Incidents of non-compliance concerning product and service information and labeling	70-71
	417-3 Incidents of non-compliance concerning marketing communications	70-71
GRI418: Customer Privacy	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	50-51

☰ IFRS S2 Recommended Disclosure Index

	Recommended Disclosure Indicators	Pages
Governance	Disclose the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities.	77-79
	Disclose management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities.	77-79
Strategy	Disclose the climate-related risks and opportunities that could reasonably be expected to affect the entity's prospects.	79-80
	Disclose the current and anticipated effects of those climate-related risks and opportunities on the entity's business model and value chain.	79-80
	Disclose the effects of those climate-related risks and opportunities on the entity's strategy and decision-making, including information about its climate-related transition plan.	75-81
	Disclose the effects of those climate-related risks and opportunities on the entity's financial position, financial performance and cash flows for the reporting period, and their anticipated effects on the entity's financial position, financial performance and cash flows over the short, medium and long term, taking into consideration how those climate-related risks and opportunities have been factored into the entity's financial planning.	75-81
	Disclose the climate resilience of the entity's strategy and its business model to climate-related changes, developments and uncertainties, taking into consideration the entity's identified climate-related risks and opportunities.	75-81
Risk Management	Disclose the processes and related policies the entity uses to identify, assess, prioritise and monitor climate-related risks.	81
	Disclose the processes the entity uses to identify, assess, prioritise and monitor climate-related opportunities, including information about whether and how the entity uses climate-related scenario analysis to inform its identification of climate-related opportunities.	81
	Disclose the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the entity's overall risk management process.	81

	Recommended Disclosure Indicators	Pages
Indicators and Targets	Disclose information relevant to the cross-industry metric categories.	75-76
	Disclose industry-based metrics that are associated with particular business models, activities or other common features that characterize participation in an industry.	75-76
	Disclose targets set by the entity, and any targets it is required to meetby law or regulation, to mitigate or adapt to climate-related risks or take advantage of climate-related opportunities, including metrics used by the governance body or management to measure progress towards these targets.	75-76,79

SASB Indicators Index

Topic	Accounting Metric	Pages
Transparent Information & Fair Advice for Clients	(1) Number and (2) percentage of covered employees with a record of investment-related investigations, consumer-initiated complaints, private civil litigations, or other regulatory proceedings	/
	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial product-related information to new and returning clients	/
	Description of approach to informing clients about products and services	60
Employee Diversity & Inclusion	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	96-99
Incorporation of Environmental, Social, and Governance Factors in Investment Management & Advisory	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability-themed investing, and (3) screening	51-53
	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment and/or wealth management processes and strategies	49-51
	Description of proxy voting and investee engagement policies and procedures	/
Business Ethics	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice, or other related financial industry laws or regulations	/
	Description of whistleblower policies and procedures	36



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